TECHNICAL REPORT

on the

McQUESTEN PROPERTY
Mayo Mining District
Yukon Territory, Canada
NTS 105M/13

for

ALEXCO RESOURCE CORPORATION

November 7th, 2005	J. Fingler, M.Sc., P.Geo.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

SUMMARY

The McQuesten Property is located in the Mayo-Keno Hill District of the central Yukon Territory, and is located approximately 56 kilometres northeast of the town of Mayo and 350 kilometres due north of the town of Whitehorse. The property occupies an area of approximately 744 hectares (1838 acres) comprising three blocks of 55 non-contiguous quartz mining claims and fractional claims. The claims are currently registered in the name of 70% 650399 BC Inc., a wholly owned subsidiary of Alexco, and 30% Eagle Plains Resources, and are all in good standing.

The author has prepared this report at the request of Alexco Resource Corporation (herewithin referred to as ‘Alexco’), in support of a prospectus and IPO prepared for the purposes of a listing application for the Toronto Stock Exchange (TSE). The report was prepared in accordance with the guidelines of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” and is based on data and geological information gathered from public sources, assessment files and internal company reports and memorandum.

On February 1, 2005, Alexco entered into a sale and assignment agreement with NovaGold Canada Inc. (NovaGold) to acquire all issued shares of the company 650399 BC Ltd. (Spectrumsub). Alexco completed the acquisition through the issuance of 4,104,478 shares, the payment of CDN $599,812 cash, and the repayment of a refundable mineral tax credit from the Yukon government. Through this agreement, Alexco acquired the retained assets of Spectrumsub in British Columbia and the Yukon, including the McQuesten property, subject to underlying agreements, including a to a 2% net smelter royalty to B. Kreft and an annual advance royalty payment of $20,000.

The McQuesten Property is located within the western part of the Selwyn Basin, in northern Yukon Territory. The stratigraphy of the area consists of deformed and metamorphosed strata of basinal sediments which accumulated at the edge of the Neoproterozoic to Paleozoic continental margin. During the Jurassic to Cretaceous (160 and 130 Ma.), the area was subjected to compressional fold and thrust tectonics which generated a series of stacked thrust panels and related folds. The property straddles the trace of the Robert Service Thrust, on the northern limb of the McQuesten Anticline. In the mid-Cretaceous, renewed tectonism resulted in widespread brittle deformation and the emplacement of the Tombstone Suite of plutons. Throughout the district these plutons are related to gold mineralization in several deposits, including the Scheelite Dome, Dublin Gulch and Brewery Creek deposits.

Historically, the Mayo-McQuesten area was prospected as early as 1887 and several gold placer deposits were discovered in 1989, on nearby Duncan, Haggart and Lynx Creeks. Intermittent gold production from placer operations has continued in the area since the initial discoveries, until present. The exploration focus in the district shifted to silver in 1906, with the discoveyr of the Silver King vein on Galena Creek, located 1.6 kilometres north of the McQuesten claim boundary. With the activity at the Silver King mine, interest spread to the east towards Keno Hill where a discovery of galena carrying high-grade silver was made in 1919. Between 1919 and 1989 the Keno Hill-Galena Hill lodes were explored and developed, becoming the richest silver deposits in Canada. The deposits up to 1989 produced more than 213 million ounces of silver, with millions of pounds of lead, zinc and cadmium.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

During the period between 1955 and 1981, exploration on the McQuesten property consisted of trenching and sporadic diamond drilling which was focused on Keno style silver-lead-zinc vein targets.

Historic claims underlying the current West Zone of the McQuesten Block, were optioned in 1967 by Fort George Mining and Exploration who conducted bulldozer trenching and drilled 61 metres to test the Wayne silver-lead occurrence. A shipment of 6.48 tons (dry weight) of ore grading 133.6 oz/ton Ag, 56% Pb, 4.4% Zn and 0.059 oz/ton gold was hand cobbed and shipped to the Trail smelter (Archer and Elliot, 1982). Diamond drilling of this occurrence in 1981 intersected the northwest trending Wayne Vein in several holes over a 95 metre strike length. Two gold-tungsten horizons in retrograde pyrrhotitic skarn were unexpectedly intersected in these holes, and since this time, activities have been focused on exploration for skarn hosted gold mineralization, both on the McQuesten property and the Aurex property, to the south. Within the confines of the property, the principal gold-tungsten-bismuth-arsenic mineralization occurs just north of and straddles the Silver Trail Highway.

As the property is largely covered by overburden, recent exploration has been conducted as extensive trenching and diamond drilling programs by prior operators: Viceroy, Newmont and SpectrumGold. These activities have been focused in the western area of the McQuesten Block, in the vicinity of the historic silver-lead-zinc and gold occurrences. The results of these programs has shown the area to be underlain by an east-west trending and moderately south dipping package of siliciclastic, carbonaceous and calcareous rocks of the Upper Proterozoic Yusezyu Formation and the Mississippian Keno Hill Quartzite. Monzonite to quartz porphyry sills and dykes cut the succession along EW to ENE trends (McQuesten Dyke) and airborne magnetic signatures suggest the presence of a larger pluton at depth.

The McQuesten-Keno Hill District is an area of remarkable and diverse mineral endowment, which includes the Elsa-Keno Hill mining camp, a 23 km long x 6 km wide corridor of Ag-Pb-Zn+/- Au mineralization. There is evidence that the camp lies within a corridor of brittle deformation which extends onto the McQuesten property. This strain event may have been closely coeval with the emplacement of larger Tombstone intrusions in the area, as well as the McQuesten dyke and the interpreted deeper pluton. Most of the early brittle “vein faults” strike east-northeast, dip steeply southeast, and contain lead-zinc-silver lodes at Keno and Galena Hill, high grade silver at the Silver King Mine, and gold-arsenic-antimony-bismuth mineralization at Aurex Hill, to the south of the McQuesten map area. Murphy, 1997 noted that in the Keno area, the stockwork and en echelon arrays of the vein faults pass laterally into transverse faults, where there is potential to concentrate gold. Since local transfer zones “Transverse faults” would record much of the displacement of the brittle event, mineralization reflecting a diverse suite of elements and concentrations of gold may result.

Similar relationships between gold mineralization and these regional structural elements exist on the McQuesten property and exhibit a strong control on gold values. Trench exposures and geophysical responses in the area of the McQuesten Block indicate that the stratigraphy has been cut by early and late brittle fault zones which developed within a broad ENE corridor of brittle deformation.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Gold mineralization has been found over a 1+ kilometre east-west trend within the West and East Zones of the western McMcQuesten Block. In these areas, lower grade gold mineralization is associated with multiple horizons of pyrrhotitic retrograde skarn, within which, there are narrow intervals of higher grade gold associated with later stage quartz-pyrite+/- arsenopyrite+/- galena, sphalerite veins along NE to ENE trending structures and later galena-sphalerite-siderite+/-quartz veins, breccia zones along NW trending structures. These dilational structures appear to be kinematically related to similar brittle structures hosting silver lodes in the Elsa-Keno Hill camp and gold in quartz-arsenopyrite veins on the Aurex property to the south. The associated geochemical signatures include variants of Au-Bi-+/-W+/-As+/Te+/Sb and Ag-Pb-Zn-Au+/-As, similar to several other gold deposits associated with the reduced plutons of the Tombstone suite.

The combined results of historic drilling and trenching on the western McQuesten Block has determined that gold mineralization within skarn horizons is generally of low tenor, with local higher grade intervals associated with later structures. The erratic and discontinuous gold results from widely spaced drilling in both the West and East Zones is not atypical is the geological environment, and warrants additional work to more fully understand the nature and extent of mineralization.

The potential in the McQuesten area lies in expanding the size of the mineralized zones by further drill testing of skarn horizons along strike and in increasing the overall gold grade by definition of the higher grade gold zones both within skarn and quartizite horizons. Indications of this potential have been demonstrated by widely spaced drilling in the West Zone, where two gold bearing skarn horizons proximal to later structures have returned significant historic results such as:

3.23 g/t Au over 21.3 metres	(RC97-03)
1.77 g/t Au over 35.3 metres	(RC97-02)
1.37 g/t gold over 36.6 metres	(MQ00-4)
3.31 g/t gold over 4.3 metres	(MQ00-4)

Similarly in the East Zone, drilling has returned significant historic intercepts from four skarn horizons; however, the controls on the overall extent and tenor of gold mineralization are poorly understood:

4.10 g/t gold over 9.6 metres	(D83-01)
0.54 g/t gold over 14.0 metres	(D83-02)
4.10 g/t gold over 3.0 metres	(D83-04)
5.60 g/t gold over 3.0 metres	(D83-06)
1.51 g/t gold over 11.1 metres	(D83-06)
1.11 g/t gold over 33.0 metres	(RC97-06)

A gold deposit on the McQuesten Property would require higher grade mineralization associated with such traps, as well as a greater density of the traps within the succession. This structural complexity has not been fully tested within either the skarn or the competent quartzite horizons. Therefore, there remains potential on the property and flanking holdings, to delineate a series of smaller deposits along the trend which may be collectively developed as has been done at the Brewery Creek Mine.

An integrated program of soil geochemistry, ground geophysics, trenching and diamond drilling is recommended for 2006, to verify the interpreted controls on mineralization and to delineate additional higher grade traps on the property. A budget of $260, 000 is recommended.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

LIST OF FIGURES

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

LIST OF TABLES

Table 1:	Status of Claims Holdings	13

Table 2:	Summary of Significant Auger Drilling Results	24

Table 3:	Summary of Significant Trenching Results	34

Table 4:	List of Geological Formations	47

Table 5a:	Summary of Significant Drilling Results-Historic	61

Table 5b:	Summary of Significant Drilling Results-Recent	62

Table 6:	Proposed Budget-2006 Exploration Program	79

LIST OF APPENDICES

Appendix 1: Summary of Drillhole Locations

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

1.0      INTRODUCTION AND TERMS OF REFERENCE

This report provides a geological appraisal of the McQuesten Property, which is located in the Mayo Mining District of the Yukon Territory of Canada. The author has prepared this report at the request of Alexco Resource Corporation (herewithin referred to as ‘Alexco’), in support of a prospectus and IPO prepared for the purposes of a listing application for the Toronto Stock Exchange (TSE).

The property occupies an area of approximately 744 hectares (1838 acres) comprising three blocks of 55 non-contiguous quartz mining claims and fractional claims. The claims are currently registered in the name of 70% 650399 B.C. Inc., a wholly owned subsidiary of Alexco, and 30% Eagle Plains Resources. All claims are in good standing. In reporting this claim information, the author has relied on information on tenure provided on-line from the website of Yukon mining recorder.

The author, Janice Fingler is a qualified and independent consulting geologist who has been engaged by Alexco, for the following purposes:

1)	To conduct searches for and to acquire relevant public information from government surveys, assessment files, and in-house files of Alexco and NovaGold.

2)	To review the above data and to describe significant zones of mineralization and exploration completed by prior workers.

3)	To recommend a program with a budget for on-going exploration to further test the potential of the property to host a significant mineral deposit.

The report was prepared in accordance with the guidelines of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” and is based on data and geological information gathered from public sources, assessment files and internal company reports and memorandum. Background and historical information is derived from Yukon and Federal government maps, reports, and assessment files.

The author would like to acknowledge the assistance of Novagold geologists Mike Stammers and Doug Brownlee, who shared their personal knowledge of the property. Both Stammers and Brownlee are professional geologists who have conducted prior exploration programs on the property for SpectrumGold, Newmont, and Vicerory. Compiled digital data for the property was also provided by NovaGold, for review and for generation of the figures in this report. Figures for this report were prepared by K. and P. Kikegawa of Geodrafting Services Inc. and J. Fingler.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

2.0      DISCLAIMER

The author, J. Fingler, has relied on technical data provided from government assessment files and previous work conducted by prior operators of the property, as well as Alexco Resource Corp., in order to comment on and make judgments on the geology, previous work completed and work history of the McQuesten Property.

J. Fingler visited the McQuesten property on the 18th and 19th of May 2005, together with Mike Stammers, P.Geo., of Novagold. Mike Stammers has a personal knowledge of the property and historic work, based on his experience managing prior exploration programs on the property, on the behalf of Newmont and SpectrumGold (a prior subsidiary of NovaGold). The main McQuesten block of claims was visited and limited outcrop exposures and selected intervals of drillcore were examined. J. Fingler also provided on-site supervision of a recent auger drilling program on the Chiko and Hoito claims of the McQuesten property. This program was conducted August 15th-August 26th 2005 by Alexco.

Transfer documents relating to the claim holdings were verified by the author at the district mining recorder in Mayo. Details of the various property agreements, both current and underlying, were derived from a review of relevant corporate files in the offices of both Alexco and NovaGold. The author relied on information obtained from the website of the Yukon Mining Recorder, for details relating to the claims holdings. This information does not constitute a legal search.

The source information and the data presented in this report are believed to be reliable and accurate; however, earlier historic information is often incomplete and has not been validated by the author. The author is unaware of any material fact or material change with respect to the subject matter of this Technical Report that is not reflected in this Technical Report, the omission to disclose which makes the Technical Report misleading.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

3.0      PROJECT DESCRIPTION AND LOCATION

The McQuesten Property, formerly the “Wayne Property”, is located in the Mayo-Keno Hill District of the central Yukon Territory, and is located approximately 56 kilometres northeast of the town of Mayo and 350 kilometres due north of the town of Whitehorse (Figure 1). The property is centred at latitude 63 53’ North and longitude 135 40’ West, within the area covered by topographic sheet NTS 105 M/13. Figures 2 and 3 present claim locations and Table 1 provides a listing of the property holdings.

Property Holdings

The property occupies an approximate area of 744 hectares (1838 acres) comprising 55 quartz mining claims and fractions in three blocks, referred to in this report as the McQuesten, Chiko and Hoito blocks (Figure 2). A single outlying claim, Twins 7 (3.7 ha) , lies to the west of the McQuesten block. The McQuesten block is the largest, covering an area of 396 hectares and containing the contiguous Doug 1-9 claims, Mary 1-6 claims, Jarrett 1 and 2 claims, Lakehead 1-13 claims and the South F., North F., Mary A and B, and Wedge 1-3 fractional claims. The boundary of this block was surveyed by Aucoin and Lewis in 2003 (Figure 3). The Hoito block (158 ha) to the north contains the Hoito 1-8 claims. The Chiko block (186 ha) to the east contains the Chiko 1-10 claims. The claims of the latter two blocks were added to the property in 2003.

Two claims which are reported as part of the property holdings, Lakehead 1 and 2, were originally staked by Eagle Plains in 1995, to cover wedges of open ground along the southern edge of the property. These were accepted by the mining recorder at the time and assessment credits have since been assigned to these claims. The surveying completed by Newmont in 2000 determined that the posts for the Lakehead 1 and 2 claims are actually to the north of those presented in the original staking sketches, and lie within the Mary 1 and 2 claims. Upon consultation with the Mining Recorder, two claims Wedge 2 and 3 were then staked in 2003, to cover the same gap as was covered by the Lakehead 1 and 2 claims, in the event that the Lakehead claims were interpreted as being invalid (T.Ellis, Mayo Mining Recorder, pers.comm, 2005). These Wedge fractional claims were also accepted by the Mining Recorder and assessment credits have since been applied to these claims, as well. To date, there has been no formal decision on these holdings to determine which series covers the gap and therefore, there has been no formal request made for abandonment.

All of the listed claims have been transferred to 70% 650399 BC Ltd. 30% Eagle Plains, to reflect the current ownership. It is recommended that a formal decision be requested from the Mining Recorder on the status of the Lakehead 1 and 2 claims, to simplify the definition of the property holdings. Currently, the Lakehead 1 and 2 claims do not appear on claim maps, although they are in the government records.

A series of recent placer prospecting licenses straddle the western end of the McQuesten and Hoito claim blocks. These licenses have expiry dates of late 2005 and early 2006. The McQuesten Block is bound to the west by the Snowdrift Property, held by the court appointed receiver for United Keno Hill Mines Ltd. (UKHM), to the east by claims R. Holway, to the north by the KPO and Buconjo claims (UKMH), and to the south by claims of the Aurex Property of Stratagold Inc. The Hoito and Chiko Blocks are both flanked by holdings of UKHM.

Holto
Twin 7
McQuesten
Chiko
2
2
MAYO RIVER
Power Line

117
116
106
115
105
95
105M
13

ALEXCO RESOURCE CORP.

McQuesten Project

Figure 1

Property Location Map

105M/13 May, 2005

0 1 2 3 4 5

Kilometers

NAD 27, Zone 8

Note: Claim outlines derived from April 2005 Yukon Government Claim Maps

Hoito
Chiko
McQuesten
Twin 7
Flat Creek
Thompson
Power Line
YC02323
YC02324
YC02325
YC02326
YC02327
YC02328
YC02329
YC02330
YC02670
YC02671
YC02672
YC02673
YC02674
YC02675
YC02676
YC02677
YC02678
YC02679
YC01768
YB64186
YB64187
YB64189
YB64191
YB64193
YB28998
YB28999
YB29005
YB29003
YB29002
YB28394
7088000N
7087000N
7086000N
7085000N
7083000N
7082000N
7081000N
466000E
467000E
468000E
469000E
470000E
471000E
472000E
473000E
474000E
475000E

ALEXCO RESOURCE CORP.

McQuesten Project

Figure 2

Property Holdings - Claim Blocks

105M/13 Nad 83 Utm Zone 8 May, 2005

METRES 0 500 1000

Note: Claim outlines derived from April 2005 Yukon Government Claim Maps

Hoito
Claims
Snowdrift
Claims
Thompson
Creek
7085000N
467000E
469000E
471000E
2500
Power Line
Alla Claims
Buconjo Claims
MAYO-KENO ROAD
SOUTH MCQUESTEN ROAD
Jarret 2
YC01768
Doug 7
YB29000
Doug 8
YB29001
Doug 5
YB28998
North F.
YC10897
Doug 3 YB28944
Doug 6
YB28999
Mary 4
YB29005
Mary A 0
YC10995
Mary 2
YB29003
Jarret 1
YB29440
Doug 1
YB28942
Doug 4 YB28945
Mary 1
YB29002
Mary 6
YB28394
Lakehead 3
YB64192
Lakehead 5
YB64186
Lakehead 7
YB64188
Lakehead 9
YB64190
Lakehead 11
YB64194
Core Shack
Doug 2
YB28943
Mary B0
YC10996
Lakehead 6
YB64187
Lakehead 8
YB64189
Lakehead 10
YB64191
Lakehead 12
YB64195
Lakehead 13
YB64196
South F.
YC01212
Wedge 1
YC10946
Mary 3
YB29004
Lakehead 4
YB64193
John
Claims
Doug 9 Fr.
YB29395
Wedge 3
YC10994
Wedge 2
YC10993
Snowdrift Claims
Aurex Claims
7083000N
N
Scale
0
500
750
1000
metres

ALEXCO RESOURCE CORP.

McQuesten Project

Figure 3

Property Holdings - McQuesten Hoito Blocks

105M/13 Nad 83 UTM Zone 8 May, 2005

Note: Claim post locations derived from 2004 survey by Aucoin & Lewis Surveys Ltd. used to derive claim map. Lakehead claim posts not surveyed.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Table 1: Claims listing for McQuesten Property

ClaimName	Claim Block	Grant Number	Claim Owner	Record Date	ExpiryDate
Twins 7		YC02322	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2006
Chiko 1	Chiko	YC02670	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%	10/27/2000	10/27/2010
Chiko 2	Chiko	YC02671	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 3	Chiko	YC02672	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 4	Chiko	YC02673	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 5	Chiko	YC02674	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 6	Chiko	YC02675	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 7	Chiko	YC02676	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 8	Chiko	YC02677	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 9 Fr.	Chiko	YC02678	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Chiko 10	Chiko	YC02679	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	10/27/2000	10/27/2010
Hoito 1	Hoito	YC02323	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 2	Hoito	YC02324	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 3	Hoito	YC02325	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 4	Hoito	YC02326	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 5	Hoito	YC02327	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 6	Hoito	YC02328	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 7	Hoito	YC02329	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Hoito 8	Hoito	YC02330	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/29/1999	12/29/2010
Doug 1	McQuesten	YB28942	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/4/1992	3/4/2017
Doug 2	McQuesten	YB28943	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/4/1992	3/4/2017
Doug 3	McQuesten	YB28944	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/4/1992	3/4/2017
Doug 4	McQuesten	YB28945	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/4/1992	3/4/2017
Doug 5	McQuesten	YB28998	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2017
Doug 6	McQuesten	YB28999	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2017
Doug 7	McQuesten	YB29000	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2017
Doug 8	McQuesten	YB29001	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2017
Doug 9	McQuesten	YB29395	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	11/18/1992	3/4/2017

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Table 1: Claims listing for McQuesten Property (continued)

ClaimName	Claim Block	Grant Number	Claim Owner	Record Date	ExpiryDate
Jarret 1	McQuesten	YB29440	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	12/18/1992	3/4/2017
Jarret 2	McQuesten	YC01768	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	4/30/1999	4/30/2009
Lakehead 1	McQuesten	YB64184	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2012
Lakehead 2	McQuesten	YB64185	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2012
Lakehead 3	McQuesten	YB64192	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/30/1995	3/4/2016
Lakehead 4	McQuesten	YB64193	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/30/1995	3/4/2016
Lakehead 5	McQuesten	YB64186	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2016
Lakehead 6	McQuesten	YB64187	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2016
Lakehead 7	McQuesten	YB64188	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2016
Lakehead 8	McQuesten	YB64189	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2016
Lakehead 9	McQuesten	YB64190	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2016
Lakehead 10	McQuesten	YB64191	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/28/1995	3/4/2016
Lakehead 11	McQuesten	YB64194	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/30/1995	3/4/2016
Lakehead 12	McQuesten	YB64195	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/30/1995	3/4/2016
Lakehead 13	McQuesten	YB64196	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	6/30/1995	3/4/2016
Mary 1	McQuesten	YB29002	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2016
Mary 2	McQuesten	YB29003	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2016
Mary 3	McQuesten	YB29004	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2016
Mary 4	McQuesten	YB29005	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/25/1992	3/4/2016
Mary 5	McQuesten	YB29394	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	11/18/1992	3/4/2016
Mary A Fr	McQuesten	YC10995	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/2/2003	9/2/2009
Mary B Fr	McQuesten	YC10996	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/2/2003	9/2/2009
North Fr	McQuesten	YC10897	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	8/8/2003	8/8/2008
South Fr	McQuesten	YC01212	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	7/6/1998	3/4/2013
Wedge 1 Fr	McQuesten	YC10946	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/9/2003	9/9/2009
Wedge 2 Fr	McQuesten	YC10993	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/18/2003	9/18/2009
Wedge 3 Fr	McQuesten	YC10994	650399 BC Ltd. - 70% Eagle Plains Resources Ltd. - 30%.	9/18/2003	9/18/2009

Note: The author has derived the information contained within this table from the on-line claim information service provided by the Yukon Mining Recorder. It does not constitute a legal search.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Property Agreements
Pursuant to an option agreement dated April 10, 1997, Eagle Plains Resources Ltd. and Miner River Resources Ltd., (collectively Eagle Plains, or EPR) acquired the right to acquire a 100% interest in the McQuesten property from the original owner, B.Kreft, subject to a 2% net smelter royalty and an annual advance royalty payment of $20,000 (the Underlying Option).

An option agreement was signed on October 1st, 1997 between Viceroy International Exploration (VIE) and a joint venture between Eagle plains Resources (EPL) and Miner River Resources (MRR). The 70% property interest was acquired by Viceroy International Exploration Ltd. upon fulfilment of all obligations of this joint venture, and was subsequently transferred to Viceroy Exploration (Canada) Inc. (VEC).

Viceroy (VEC) assigned its right to NovaGold Resources Inc. (NovaGold) on April 26, 1999 and NovaGold assigned it right to 650399 BC Ltd. (Spectrumsub), a wholly owned subsidiary, as part of an asset purchase agreement dated June 27, 2003. Subsequent to August 31, 2003, Spectrumsub acquired a 70% interest in the property by spending $875,000, fulfilling all obligations of the Underlying Option and completing a 10,000 foot drilling program on or before October 1, 2003. As a result of this earn-in, SpectrumSub and Eagle Plains entered into a joint venture agreement dated December 1, 2003.

On February 1, 2005, Alexco entered into a sale and assignment agreement with NovaGold Canada Inc. (NovaGold) to acquire all issued shares of the company 650399 BC Ltd. (Spectrumsub). Alexco completed the acquisition through the issuance of 4,104,478 shares at a deemed price of CDN $ 0.65 per share, the payment of CDN $599,812 cash, and the repayment of a refundable mineral tax credit from the Yukon government. Through this agreement, Alexco acquired the retained assets of Spectrumsub in British Columbia and the Yukon, including the McQuesten property, subject to underlying agreements.

Land Use and Environmental

Activities on the property have been conducted under a current class III Quartz Mining Land Use Permit, approval number LQ00022. The effective and expiry dates of this permit are 30 Nov 1998 and 30 Nov 2008, respectively. All permit obligations to date have been fulfilled through extensive reclamation and decommissioning conducted on the property by NovaGold, in November 2003 and September 2004. All trenches, drill sites, and secondary access roads and trails have been reclaimed and in 2004, the Yukon government granted the Robert E.Leckie Award for Outstanding Reclamation Practices to NovaGold Resources Inc., for its work relating to the McQuesten property. Reclamation related to the recent 2005 auger drilling program by Alexco was completed concurrently with the program and in accordance with permit requirements.

On the property, there remain several historic pits and shafts from early exploration and mining, as well as small wooden shed. These workings and installations were in place prior to the current Mining Land Use Regulations (1998), and as such, have no requirement for reclamation by Alexco. The author is not aware of any prior or current environmental concerns relating to the McQuesten property. An unserviced airstrip formally used by the town of Elsa is situated on the property. An approval for access and for activities in the area of this airstrip was originally received from Transport Canada in 1997 (Brownlee, 1998). It is now overgrown and unsuitable for use. An easement also exists for the Mayo-Keno Highway and the powerline which crosses the property.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

4.0      ACCESSIBILITY,CLIMATE,LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY
            Excerpt from Brownlee, 1998

“The McQuesten Project is located at 63( 53= North latitude, 135( 40= West longitude (NTS sheet 105M/13), roughly 40 kilometres northeast of Mayo, in the central Yukon (Figure 1). The McQuesten and Hoito claim blocks are accessible from the all-weather gravel Silver Trail Highway which extends between the communities of Mayo and Keno. On the McQuesten block, direct vehicle access to the known mineralized zones on the western portion of the McQuesten block is possible via an unserviced airstrip and old logging roads. Permission to conduct surface exploration, including trenching, across the strip was granted by Transport Canada in 1997.

There is no direct road access on to the Hoito block, however, several pre-existing trails and reclaimed drill roads on the McQuesten block lead to within less than 500 metres of these claims. The Chiko claim block is 4x4 truck accessible by driving the Duncan Creeek Road, which extends northeasterly from the Silver Trail Highway near Mayo to Keno, for approximately 35 kilometres and continuing approximately 6.5 kilometres north along the William Creek Road, towards Elsa (access to Elsa is blocked beyond the claim block). This road is a rough, unmaintained track which cuts the eastern area of the claim block.

Mayo is a full service community with an available workforce, and some contracting facilities. A power transmission line originating at the Wareham Dam 10 kilometres north of Mayo extends across the property. Generating capacity of this facility is roughly 5 Megawatts (Yukon Energy Corporation).

Topography of the McQuesten Project consists of the gently north sloping, subtly terraced south flank of the broad glaciated McQuesten River valley. Locally, terraces result in steep embankments up to 7 metres in height. Elevation ranges from 2300 to 3000 feet (700 to 900 metres). Thin to moderate glacial till with limited outcrop exposure overlies the west-central area; thicker till overlies the rest of the property. Outcrop exposure is poor, although slightly more abundant along terraced areas. Fairly thin black spruce forest, somewhat thicker along terraces cover the entire property. The disturbed areas along the airstrip and trenched areas are covered by thick scrub vegetation. Permafrost underlies much of the property, except where previous work has stripped the surface cover.”

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

5.0      HISTORY

5.1      Area History
            Excerpt from Brownlee and Stammers, 2003, as adapted from Brownlee, 1998

“Records indicate the Mayo-McQuesten area was prospected as early as 1887. During the summer of 1898, many prospectors discovered gold placers on Duncan Creek, 23 kilometres southeast of the property and at Haggart and Lynx Creeks to the north. Recorded production of placer gold from various creeks in the district has continued intermittently since 1898. While there is no known placer gold production from Haldane Creek which borders the west side of the claim block, Corkery Creek which flows into Haldane Creek was successfully explored for placer as recently as 1992.

In addition to early placer mining, silver (Silver King vein) was discovered in 1906 on Galena Creek, located 1.6 kilometres north of the McQuesten claim boundary. With the activity at the Silver King mine, interest spread to the east towards Keno Hill where a discovery of galena carrying high-grade silver was made in 1919. Between 1919 and 1989 the Keno Hill-Galena Hill lodes were explored and developed, becoming the richest silver deposits in Canada. The deposits up to 1989 produced more than 213 million ounces of silver, with millions of pounds of lead, zinc and cadmium. In addition about two million dollars of recorded gold has been won from the placers of the area.

The discovery of auriferous skarn and replacement gold mineralization within the McQuesten property in 1981, and gold to the south at the Aurex property in 1993 suggested that the area had potential for bulk tonnage gold mineralization. Within the confines of the property, the principal gold-tungsten-bismuth-arsenic mineralization occurs just north of and straddles the Silver Trail Highway.

Gold-arsenic-antimony-bismuth mineralization occurs on the adjacent property on Aurex Hill and silver-lead-zinc lodes occur to the east on Keno and Galena Hills. The Silver King mine lies one kilometre to the north and the Husky Southwest silver-lead-zinc mine lies 3.2 kilometres east-northeast from the McQuesten claim boundary. Smaller silver-lead-zinc deposits occur on Mount Haldane located 10 kilometres west of the McQuesten claim block.”

5.2      Property History
            Excerpt from Brownlee and Stammers, 2003, with subsequent additions and adaptations:

“Previous explorers have defined gold, tungsten, bismuth and arsenic mineralization and occurrences in the McQuesten-Keno Hill area (Figure 3) through soil sampling, trenching and drilling. A summary of the historical work was adapted from Brownlee (1998):

1955: the Wayne 2-6 and Don 2-8 claim were staked by G. Rich

1956: over staked by the Alberta and Yukon claims

1960: Mary E. 1 and 2 Fractions added.

1962: optioned to Rio Plata Silver Mines who conducted bulldozer trenching and 76.2 metres of rotary drilling

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

1967: claims were optioned in 1967 by Fort George Mining and Exploration who conducted bulldozer trenching and drilled 61 metres. A shipment of 6.48 tons (dry weight) of ore grading 133.6 oz/ton Ag, 56% Pb, 4.4% Zn and 0.059 oz/ton gold was hand cobbed and shipped to the Trail smelter (Archer and Elliot, 1982)

1970: property was re-optioned by Silver Spring Mines Ltd. In 1970 who conducted geophysical surveying, trenching, and two drill holes in a joint venture with Canadian Reserve Oil and Gas Ltd. Work focused on exploration for Keno Hill silver-lead-zinc veins

1978?: During the late 1970’s considerable trenching was done by Ron Holway on the Don claims to the east. This work exposed a small area of rhyolite breccia weakly mineralized with galena and sphalerite (Archer and Elliot, 1982).

1980: property was optioned to Island Mining and Exploration Co. Ltd. (IME)

1981: IME drilled 14 diamond drill holes across a silver-lead-zinc vein (Wayne showing); several zones of significant auriferous skarn mineralization were intersected, changing the focus from silver to gold exploration

1983: IME drilled 7 holes in 600 metres to the east and cut similar grades and mineralogical associations

1992: property was re-staked by Bernard Kreft of Whitehorse, Yukon who mined 17 tons of limonite, pyrrhotite skarn material grading 1.29 oz/ton and achieved a gold recovery of 98.3%

1995: Hemlo Gold optioned the property and added the LAKEHEAD 1 – 13 claims and performed an airborne geophysical survey and geologic, soil geochemical, ground magnetometer and HLEM electromagnetic surveys before returning the property in 1996

1997: 50% of the property was sold to Eagle Plains Resources (EPR) and 50% was sold to Miner River Resources (MRR) who then drilled six RC drill holes returning values up to 21 metres of 3.21 g/t Au

1997: an option agreement was signed allowing Viceroy International Exploration (VIE) a 70% interest in the property in exchange for incurring exploration expenditures of $1,000,000 over four years, and payments of $35,000 to both EPL and MRR. Mr. Kreft retains a 2% Net Smelter Return 1997: VIE cut nine trenches in October 1997 and conducted three bottle roll tests on samples collected from the 1997 RC drill samples

1998: VIE transferred all 100% of its interest in the property to Viceroy Exploration (Canada) Inc. (VEC)

1998: VEC sampled all previously un-sampled drill core from the 1981 drill programs, with 348 samples being collected and assayed; a total of 26 trenches were excavated for a total of 3279 metres; a total of 4.8 line kilometres of IP survey was conducted over the West and East zones; a total of 5.15 line kilometres of magnetic survey was completed using a Sharpe MF1 flux gate magnetometer, to fill in gaps in previous surveys along the south.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

1998:Results: Trenches TR98-22, TR98-23 and TR98-26 indicate that the favourable stratigraphy, alteration and gold mineralization extends for 1.5 kilometres along strike from the East zone.”

1999: Viceroy Resource Corp., VIE and VEC entered into an asset purchase agreement with NovaGold Resource Corp., which included the holdings of the McQuesten Property.”

1999: NovaGold Resource Corp. conducted geochemical surveys on the property.

2000: NovaGold Resource Corp. entered into an option agreement with Newmont Exploration of Canada Ltd. (“Newmont”) relating its interest in the McQuesten Property. 2000: Newmont completed geophysical, geological and geochemical surveys during the period May 17th to September 22nd, 2000. Work included airborne electromagnetic and magnetic geophysical surveys; geological mapping; trenching with mapping and rock sampling; auger drilling with bedrock chip logging and sampling; hand held GPS surveys; diamond drilling and trench site reclamation. One trench, totalling 51 linear metres was cut to an average depth of 1.8 metres. Major Drilling Ltd. of Smithers, BC, conducted diamond drilling in September. A total of 883.3 metres was completed in five NQ2 diamond drill core holes with 432 samples collected.” The option on the property was subsequently dropped.”

2003: NovaGold Resource Corp. entered into an asset purchase agreement to sell its interest in the McQuesten Property into 650399 BC Ltd. (“Spectrumsub”), a company which is wholly owned by NovaGold. The registered owners of the McQuesten Property were then 70% 650399 BC Ltd. And 30% Eagle Plains (the merged entity of EPR and MRR).

2003: SpectrumGold Inc., through Spectrumsub (650399 BC Ltd.) completed an 18 hole, 3,071.8 metre program of diamond drilling on the McQuesten Property during the period from August 4th to October 23rd, 2003. The property boundary with the adjoining Snowdrift and Aurex claims was also delineated by locating and surveying of the relevant claim posts.

2003: Upon fulfillment of all assigned obligations of the Option Agreement, Spectrumsub became vested in the property to 70%. Spectrumsub then entered into a Joint Venture agreement with Eagle Plains on December 1, 2003. This agreement was not observed by the author.

2005: Alexco Resource Corp. entered into a sale and assignment agreement with NovaGold Canada Inc., to acquire all the shares of Spectrumsub (650399 BC Ltd.). Through this agreement, Alexco acquired the retained assets for Spectrumsub in British Columbia and Yukon Territory, including the McQuesten property, subject to underlying agreements.

2005: Alexco Resource Corp. conducted a bedrock sampling program in the area of the Chiko and Hoito claim blocks. The program used a Bombardier mounted screw auger drill to penetrate glacial overburden. Bedrock was encountered in all 31 holes drilled in the Chiko area, while bedrock was encountered in only two of eleven holes drilled in the Hoito area. Bedrock lithologies on the Chiko claim area are similar to those encountered in the western area of the McQuesten block and quartz vein related arsenopyrite, pyrite, galena, sphalerite and stibnite mineralization was intersected. This confirms that the stratigraphy of the McQuesten Block appears to continue along strike, into the area of the Chiko block, and may be equally prospective to host skarn and/or vein type gold mineralization.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

5.3      HISTORICAL RESULTS

In accordance with the required format for a NI43-101 Technical Report, the following section of selected detailed and compiled historic exploration results is presented below. This information was, together with historic diamond drilling results, reviewed and compilied by the author and used as the main basis for interpretation, conclusions and recommendations. The author therefore refers the reader to the subsequent sections of Geology, Deposit Types, and Mineralization, which provide important background information and may assist the reader in understanding the context of the information contained in the section below.

5.3.1 Airborne Geophysics

The Government regional aeromagnetic survey appears to reflect the underlying geology with the Hyland Group rocks expressed as a higher magnetic signature that the underlying Earn Group rocks and the Keno Hill Quartzites. The only area where this does not hold true is the portion surrounding the Scheelite Dome stocks, to the west of the property. The magnetic signature that appears to be most significant in relation to the mineralization on the McQuesten Property (and possibly regionally) is a narrow two to five kilometre wide magnetic high which extends through the central portion of the region and the property.

Four other airborne geophysical surveys have been flown over the property, the first was in the 1980’s by United Keno Hill and is not available. Hemlo Gold Mines surveyed the property in 1995, and the northern portion of the airborne survey flown over the Aurex property in 1996 covers the majority of the McQuesten Property. The helicopter borne magnetic-EM-VLF survey was completed by Aerodat Inc. A total of 522 line kilometres were surveyed 200 metres apart, over an area of 94 square kilometres. The magnetics, resistivity and EM conductors from these surveys all reflect the linear magnetic high shown by the Government airborne magnetic survey.

The most recent airborne survey was completed in 2000 by Fugro Airborne Systems, for Newmont Mining Corporation, and covered a large area which covered the current McQuesten (McQuesten and Hoito blocks), Aurex properties and some of the flanking UKHM holdings. The combined magnetic-electromagnetic survey was completed by along a total of 104 line kilometres (flown north-south) at a 200 metre line spacing, using the UTM NAD27 Zone 8 datum for control.

Contoured results of magnetic data identified a broad high total field magnetic response over the northwestern part of the McQuesten claim block, with a series of strong negative responses along the southern part of the block, in the area of West and East Zones, as shown in Figure 4. Geophysicist J. Wright, of Newmont suggested that the high magnetic signature in the north may be related to a large intrusive pluton at depth. As well, Wright interpreted the magnetic lows as sourced by reversely magnetized pyrrhotite. To the east of Thompson Creek, magnetic responses are notable lower, suggesting a change in rock type which could be related to offset along a NW trending structure. Similar NW trending offsets in the magnetic data have also been interpreted as late cross faults (Wright, 2000) in the western part of the McQuesten block.

Electromagnetic results from the Newmont survey identified several strong EM conductors which traverse the McQuesten block along east-west trends. These responses correlate well with the distribution of graphitic sediments and schists. A boundary between conductive and non-conductive terrane parallels the southern edge of the McQuesten block and have been interpreted by Wright, as the expression of the Robert Service Thrust.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

The thrust therefore would have positioned the felsic metavolcanics of the Aurex property over the Keno Hill Quartzite of the McQuesten block. The NW trending cross faults which disrupt the thrust surface are also expressed as offsets of the EM trends.

5.3.2 Ground Geophysics

Two programs of ground geophysical surveying have been completed on the McQuesten block. In 1995, Amerok Geosciences was contracted by Hemlo Gold Mines Ltd., to complete property wide ground magnetic, VLF-EM and HLEM surveys. In 1997, Viceroy completed a magnetometer survey to infill part of the Hemlo coverage, and contracted Amerok Geosciences to conduct an Induced polarization (IP) survey along selected lines. The survey coverage is shown in Figure 4.

Magnetics, EM, VLF-EM Surveys

The 1995 Hemlo survey consisted of 25.3 line kilometers of magnetic and VLF-EM surveying and 23.3 line kilometers of HLEM surveying along a series of 100 to 200 metre spaced north-south lines. Both the magnetic and VLF-EM surveys collected readings at 12.5 metre stations, with the latter using transmitting stations at Culter, Maine and Seattle, Washington. The HLEM survey used a 100 metre coil separation reading 25 metre stations for the frequencies 440, 1760, and 7040 Hz.

The 1997 Viceroy survey consisted of 5.15 line kilometers of magnetic surveying along grid lines and infill lines along the southern part of the McQuesten block, beyond the East Zone. The survey was conducted using a Sharpe MF1 fluxgate magnetometer, with readings recorded in gammas. The new data was reduced and plotted with the original Hemlo data, and found to correspond well, except for one line with possible plotting and/or chainage error.

The two surveys delineated domains of overall higher and lower magnetics to the north and south, as in the airborne surveys. The results also identified a WNW to EW trending bimodal anomaly, 50 to 100 metres wide, extending from the West Zone through the East Zone and beyond. The anomaly is characterized by a magnetic low which is flanked by relatively higher magnetic responses to both the north and south. This response appears to reflect the distribution of pyrrhotite bearing skarn mineralization.

The survey also identified several HLEM conductors, but they appear to be largely mapping graphitic horizons and/or the powerline which traverses the property. There is no conductive response over the West and East zones. The VLF-EM response is also weak and a poorly conductive trend may be related to conductive drainages and or changes in bedrock topography (Bidwell and Sharpe, 1996).

Induced Polarization Survey

The 1997 IP survey was conducted by Amerok Geosciences along 4.8 line kilometres covering the West and East Zones on the McQuesten block. A dipole-dipole survey was conducted along five NS lines and three EW lines with 25 metre stations reading n= 1 to 6. The survey effectively mapped graphitic horizons with a high chargeability and a very low resistivity response. As well, the survey detected the mineralized horizons in the East Zone on two lines (L97+00E and L99+00E) with a moderate chargeability and resistivity anomaly near L97+00N.

Hoito
McQuesten
Road
Road
466500E
467000E
467500E
468000E
468500E
469000E
469500E
470000E
470500E
471000E
7086000N
7085500N
7085000N
7084500N
7084000N
7083500N
L90+00E
L91+00E
L92+00E
L93+00E
L94+00E
L95+00E
L96+00E
L97+00E
L98+00E
L99+00E
L100+00E
L102+00E
L104+00E
L106+00E
L108+00E
L110+00E
L112+00E
L114+00E
L116+00E
L118+00E

Nanotelsas

57,920

57,860

57,780

1998 IP Grid Coverage

1996, 1998
Ground magnetic grid coverage

(From Newmont, 2000)

METRES
0 100 200 300

ALEXCO RESOURCE CORP.

McQuesten Project

Figure 4

AIRBORNE MAGNETIC SURVEY
TOTAL FIELD MAGNETICS

105M/13 NAD27 UTM Zone 8 May, 2005

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

5.3.2 Soil and Till Geochemistry
Adapted from Schulze, 2000

The McQuesten Property lies on the gently north sloping, subtly terraced south flank of the broad glaciated McQuesten River valley. Locally, terraces result in steep embankments up to 7 metres in height. Elevation ranges from 2300 to 3000 feet (700 to 900 metres). Thin to moderate glacial till with limited outcrop exposure overlies the west-central area while thicker till to greater than 20 metres overlies the rest of the property. Outcrop exposure is poor at 2-3%, although slightly more abundant along terraced areas.

Due to these local conditions, little surface rock and soil sampling has been recorded for the McQuesten property. In September 1999, Novagold undertook a soil orientation survey and till sampling program to test for geochemical anomalies along combined VLF-EM and HLEM conductive response extending to the east of the East Zone. Limited soil sampling was also conducted across central areas of the McQuesten block.

Several soil and till profiles were sampled at test sites in pre-existing trenches. Power driven soil augers were used along sample lines by a two man crew, to unsuccessfully penetrate frozen surface till. Values to 108 ppb gold were obtained from test site sampling, with weakly anomalous gold values from other sites and depths. Silver values were at background levels.

Soil sampling of the B-horizon was conducted at 100 metre stations along three traverse lines across the extreme western area, east of the East Zone and west of the Thompson Creek fault. An anomalous value of 108 ppb Au and 156 ppm As was obtained from a near surface sample taken from a test site within a skarn mineralized trench to the north of the East Zone. As well, anomalous arsenic values of 101 to 156 ppm As were returned from a skam mineralized trench to the east of the East Zone. In these areas, sample results appear to reflect the underlying mineralization, although some contamination is possible in a disturbed setting such as a trench.

Along the traverse lines, anomalous gold and arsenic to 25 ppb and 159 ppm, respectively were returned from a single sample located to the immediate west of the southern end of the trenches of the West Zone. An ENE trending intrusive dyke is interpreted to cut the stratigraphy in this area, and the sample result may be an indication of mineralization. Along the central traverse line, two samples at the northern boundary of the McQuesten block returned anomalous gold values of 80 and 45 ppb. These results may correspond to the projection of an interpreted EW trending magnetic high with flanking linear lows and could reflect underlying mineralization.

Along the traverse line to the west of the Thompson Creek fault, anomalous results were obtained from three of the four samples, ranging from 25-30 ppb Au and 156-318 ppm As. These results could reflect underlying mineralization.

While some of the sample results appear to define prospective targets, the results need to be considered with respect to the distribution, type and thickness of cover in the area. It remains uncertain if they are reflecting a bedrock source or possible anomalism in transported till.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

5.3.4 Auger Sampling
Adapted from Caira and Stammers, 2000

In 2000, Newmont tested the feasibility of a bedrock sampling program by conducting an orientation line of sampling using a Bombardier mounted auger drill rig. The north-south test line was completed across the McQuesten property and continued several kilometres to the south. As a result of this initial survey, a comprehensive program of 400 x 200 metre spaced sampling was undertaken on the McQuesten block and on the Aurex property, to the south.

A total of sixty sites were drilled on the McQuesten block, with thirty holes reaching bedrock. The highlights of this program are shown in Figure 5. A single bedrock sample ranging from 0.5 to 2.5 metres in thickness was collected at these sites. The geochemical results for the orientation line in the McQuesten area returned anomalous gold, arsenic and antimony results. To the east of the trenching of the West and East Zones, anomalous auger sample results were obtained in the Far East and the Thompson Creek areas. Anomalous results ranged from 350 to 1250 ppm As, 45 to 250 ppb Au and 5-8 ppm W, with locally anomalous Bi and Sb.

The anomalous samples in the Far East area are located along the southern contact of a magnetic high, with lower magnetic responses to the southwest. These signatures may reflect proximal skarn mineralization with flanking graphitic quartzite hosting quartz-siderite veining. The various associations of sites with anomalous results are summarized in Table 2, below:

Table 2: Significant Auger Drilling Results
From Caira and Stammers, 2000

Sample Number	Area	Results	Associations
NDR 1547	Far East	250 ppb Au 1250 ppm As 5.6 ppm Bi	Along the southern contact of magnetic high
NDR 1557	Far East	115 ppb Au 752 ppm As 1.7 ppm Bi 5 ppm Sb	Along southern contact of magnetic high, near EW fault; quartz-siderite veining in graphitic quartzite
NDR 1551	Northeast of Far East	45 ppb Au	Along southeast contact of inferred buried intrusive (magnetic high); quartz-siderite veining in muscovite-limonite schist
NDR 1550	Northeast of Far East	416 ppm As 3.7 ppm Bi	Quartz-muscovite-limonite schist
NDR 1587	Northeast of Thompson Creek (1km)	594 ppm As 6 ppm Sb	Along NNW fault, near intersection with NE fault.

N
Hoito
Thompson
Creek
McQuesten
MAYO-KENO ROAD
SOUTH MCQUESTEN ROAD
Power Line R/W
THOMPSON CREEK
FAR EAST
WEST
EAST
SOUTH EAST
86 As
315 Au
50 Au
45 Au
80 Au
50 Au
159 As
25 Au
154 As
108 Au
752 As
1885 Au
156 As
100 Au
154 As
1250 As
280 Au
752 As
115 Au
1112 As
45 Au
118 As
318 As
25 Au
156 As
25 Au
71 As
30 Au
>10,000 As
9820 Au
850 As
80 Au

LEGEND

2000 Soil sample

≥10 ppb | ≥20 ppb | ≥50 ppb | ≥100 ppb

2000 Rock sample

≤25 ppb | >25 - 100 ppb | >100 ppb

2000 Auger sample

≤25 ppb | >5 - 50 ppm | >100 ppb

(From Newmont, 2000)

Samples

- 2000 rock sample
- 2000 auger sample
- 2000 auger -did not reach bedrock
- 2000 Stream sediment sample
- Soil sample (position approx.)
- Soil Test Pit (position approx.)

SYMBOLS

- Highway
- Drillholes
- Trench
- Magnetic Source (buried intrusion)
- Areas of Interest

ALEXCO RESOURCE CORP.

McQuesten Project

Figure 5

Soil, Rock and Auger Gold Sampling Results

105M/13, 14 Nad 83 UTM Zone 8 May, 2005

0 500 1000

Metres

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

5.3.5 Trenching

Programs

The areas of recent trenching on the McQuesten Block are summarized in Figure 6.

There are several historic pits and shafts on the McQuesten Block, most of which appear to have been testing and/or exploiting small veins of Keno Hill style silver-lead-zinc mineralization. Although there is no public record of mineralization exposed on the Hoito and Chiko Blocks, it is possible that similar historic workings are located on these claims. The Chiko Block is located to the southeast of Galena Hill, on the flats south of Elsa, and may have been explored for Keno style mineralization.

During the 1981 and 1982 drill testing of the Ag-Pb-Zn Wayne occurrence, gold values were first discovered to be associated with intervals of pyrrhotite skarn mineralization. In 1992, B. Kreft mined 17 tons of this limonite-pyrrhotite skarn material from the surface area of the original Wayne occurrence, at a grade of 1.29 oz/ton and an average recovery of 83%. This demonstrated clear potential of the property to host a gold deposit.

No further excavations were done on the property until 1997 and 1998, when Viceroy conducted extensive programs of backhoe trenching in the West and East Zone areas of the McQuesten Block. In 2000, Newmont excavated a single trench to the east of Thompson Creek. A summary of significant results from these programs is shown in Table 3 and locations are shown in Figure 9, together with areas of interest. Figures 10a and 10b display a detailed interpretation of the geology and trenching results of the Western part of the McQuesten Block (covering the West and East Zones).

In 1997, nine trenches totalling 440 metres were excavated, with five testing the West Zone (T97-01 to 04 and T97-09) and four testing the East Zone (T97-05 to 07). A total of 242 samples were collected and analysed for gold. In 1998, twenty-six trenches totalling 3279 metres were excavated and samples were analysed for gold and 32 other elements. Four of the trenches tested the West Zone (TR98-01 to 04, TR98-11), eight tested stratigraphy to the north of both zones (TR98-05 to 10, TR98-24 to 25), five tested the Central area between the West and East Zones (from west to east: TR98-12,16,21,15,17,18) and three tested for eastern extensions to the East Zone (TR98-13,14, 22). A smaller trench, TR98-23 was excavated further along strike, approximately 200 metres east of TR98-22.

Trench TR98-26 was excavated near the southern boundary of the property (“Southeast Area”), approximately 3 kilometres east of the East Zone and 500 metres west of Thompson Creek. This trench tested the area along strike to the east, from a series of historic trenches (>35 years old) with anomalous gold results of up to 2.50 g/t Au.

In 2000, Newmont excavated a single 51 metre long trench, TRMQ-001, to the east of Thompson Creek (“Thompson Creek Area”). The purpose of this trench was to better expose bedrock in the vicinity of a rock sample which returned 9.8 g/t gold.

Hoito
Thompson
Creek
McQuesten
MAYO-KENO ROAD
SOUTH MCQUESTEN ROAD
Refer to Fig. 11a/11b for detail
WEST
EAST
FAR EAST
SOUTH EAST
THOMPSON CREEK
2500
3000
LEGEND
Trench
Drillholes
Area of Interest
Magnetic source (buried intrusion)
Alteration (remenantly magnetized pyrrhotite skarn zones)
N
ALEXCO RESOURCE CORP.
McQuesten Project
Figure 6
Trenching
(From Newmont, McQueston and Hoito Blocks)
105M/13, 14
Nad 83 UTM Zone 8
May, 2005
0
500
1000
Metres

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Geology-Western McQuesten Block
Adapted from Brownlee, 1998

The property is underlain by the metaclastics of the Yusezyu Formation of the Late Proterozoic Hyland Group which has been thrust over the Mississippian Keno Hill Quartzites by the Robert Service Thrust. This entire package has been deformed by the Tombstone Strain Zone of the underlying, non exposed Tombstone Thrust and is characterized by prominent foliations, lineations of a lenticular rather than a bedded character. Parts of the Yusezyu Formation and the trace of the Robert Service Thrust have been repeated by through fault imbrication related to the Tombstone Strain Zone. The exact position of the Robert Service Thrust is unknown and has been positioned by most studies, at the base of the Keno Hill Quartizite, in the northern part of the McQuesten Block. Recent interpretations by Caira and Stammers, 2000 and Wright, 2000, position an offset thrust trace along the southern edge of the property.

As there is little outcrop exposure in the area of the McQuesten property, interpretations of the underlying geology have been derived from trench exposures, drill holes, auger bedrock sampling. Geophysical interpretations were used to infer the geology of areas mantled by overburden. The first detailed interpretation of the geology on the property was completed in the western area of the McQuesten Block, by Brownlee, 1998. This interpretation was based on mapping of 1997, 1998 trenches, limited outcrop exposures, and the results of drilling programs during 1981, 1983 and 1987, and is shown in Figure 7. Remapping of the trenches by Newmont in 2000 provided additional insights into the geology of the area. This work provided significant insights into the distribution and control on mineralization in the area of the McQuesten Block.

Stratigraphy

The geology in the Western area of the McQuesten Block can be divided into two broad groups of lithological units: those generally occurring south of the granite dyke have been correlated with the Yusezyu Formation of the upper Proterozoic Hyland Group and a sub-massive to massive quartzite unit generally occurring north of the dyke with the Mississippian Keno Hill Quartzites (?). This separation or division is solely based upon field investigation and correlation to existing maps and descriptions of the Yusezyu Formation and the Keno Hill Quartzites.

Yusezyu Formation

EQZT: Blue-grey Quartzite with 10-30% subround quartz crystals

SQZT: Pale to medium grey to buff colored phyllitic to semi-massive quartzite. Gradational with MQST subunit. Generally non-calcareous and rarely mineralized.

GQZT: Dark grey to black well foliated, lineated graphitic quartzite and graphitic schist.

MQST: Intercalated well foliated buff to medium grey phyllitic quartzite and buff to tan colored sericitic schist. Variably calcareous. Mineralization as disseminations of pyrrhotite, pyrite and arsenopyrite on foliation planes; disseminations and blebs within calcareous quartz-rich layers. In structurally deformed zones, intense sericite alteration may be present. Minor interbeds of semi-massive quartzite may be present.

LMST: Medium to dark grey, occasionally pale grey or buff meta-limestone. Margins may be skarned and mineralized with pyrrhotite.

T9801
T9802
T9803
T9805
T9806
T9807
T9808
T9809
T9810
T9824
T9825
T9811
T9812
T9815
T9820
T9814
T9813
T9819
T9701
T9703
T9704
T9705
T9706
T9707
T9708
T9709
D81-01
D81-02
D81-03
D81-04
D81-05
D81-06
D81-07
D81-08
D81-09
D81-10
D81-11
D81-12
D81-13
D81-14
RC97-02
RC97-03
RC97-04
RC97-05
RC97-01
RC97-01A
RC97-06
MQ00-1
MQ00-2
MQ00-4
MQ03-07
MQ03-08
MQ03-06 Abandoned
MQ03-09
MQ03-10
MQ03-11
MQ03-12
MQ03-13
MQ03-14
MQ03-15
MQ03-16
MQ03-17
MQ03-22
MQ03-23
MQ03-5
D83-01
D83-02
D83-03
D83-04
D83-05
D83-06
D83-07
7084200N
7083800N

EARLY LATE CRETACEOUS (?)
TOMBSTONE INTRUSIVES

Granitic dykes and sills

UPPER PROTEROZOIC
HYLAND GROUP (?) - within Robert Service Thrust

Quartzite (EQZT,SQZT), Phyllite (SQZT) and phyllitic quartzite to sericite schist (MQST)

Graphitic quartzite, graphitic schist (GQST) and strongly foliated graphitic schist (GFLT)

Limestone (LMST) intercalated with skarn (LMSQ) sericite schist and phyllitic quartzite (SKMQ)- skarn (SKARN)

MISSISSIPPIAN
KENO HILL QUARTZITE

Quartzite +/- phyllitic quartzite

Limit of interpretation from trench mapping

LEGEND

Trench Intervals

Diamond Drill Holes

RC Drill Holes

Vein - Keno Style

Kraft High Grade Gold Area

N

METRES
0 50 100

ALEXCO RESOURCE CORP.

McQuesten Project

Figure 7

Detailed Geology
West & East Areas

105M/13, 14 Nad 83 UTM Zone 8 May, 2005

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Skarn

Pale to medium green and green-grey calc-silicate altered silty meta-limestone, calcareous phyllitic quartzite, meta-limestone and possible occasional calcareous sericitic schist horizons. The unit weathers a distinct dark rusty brown. Calc-silicate minerals include, in order of relative abundance, chlorite, amphiboles (largely actinolite), siderite, calcite and epidote. Siliceous skarns are not uncommon. The unit is variably mineralized; trace - 3 % disseminated and bleb pyrrhotite with occasional traces of disseminated arsenopyrite, pyrite and chalcopyrite. Skarn altered layers range in thickness from several centimetres to metres wide. Intercalations of MQST and LMST are common.

LMSK: Intercalated meta-limestone and skarn.

SKMQ: Intercalated sericitic schist, phyllitic quartzite, skarn and minor meta-limestone. Skarn typically occurs in amounts subordinate to schist and quartzite.

Keno Hill Quartzites ( QTZT)-Mississippian

The underlying rocks have been correlated with the Keno Hill Quartzites. A medium grey to blue-grey, semi-massive to massive quartzite with intercalations of blue-grey phyllitic quartzite. Occasional white quartz stockworks may also be present. The unit occurs in the northern portion of the work area.

Tombstone Intrusives (GRNT)

Granitic dykes, of the early to late Cretaceous Tombstone Intrusions, cut all of the rock types on the property (91.6 +/- 0.2 ma., based on government age dates). Two dykes in the West Area are steeply south dipping and trend east-west, merging into a single east-northeast trending dyke to the east.

The granite is a buff white, weathering rusty, fine-to-medium-grained granitic dykes and sills. Phenocrysts are comprised of 1 - 5 % subrounded to rounded clear quartz crystals 1 - 5 mm in diameter and lesser 1 - 3 mm diameter subhedral white plagioclase crystals set a matrix of feldspar and quartz that is moderately calcareous. Mafic minerals are rare. The unit is typically well mineralized with 1 - 5 % sulphides consisting of pyrrhotite, arsenopyrite and pyrite that may be completely oxidized to rusty spots. Intense surface argillic alteration may be present. The unit occasionally displays a well developed foliation; the orientation consistent with other foliated units. Contacts are sharp and often irregular. On surface the intrusive is seen to both cut and conform to stratigraphy.

Structural Unit (GFLT)

A dark grey to black sheared and intensely foliated graphitic schist is believed to be the surface expression of a thrust fault or ramp, generally separating the overlying Yusezyu Formation from the underlying Keno Hill Quartzites. Bull white ribbon quartz veinlets are common. This structural band is seen as both semi-competent rock and gouge zones up to a metre wide. Surface contacts typically cut stratigraphy at a steeper angle.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Structure
Adapted from Brownlee, 1998 and Caira and Stammers, 2000

The entire geological structure of the property is dominated by the presence of the Robert Service Thrust, which is projected to transect the entire property, the subsequent imbrication of the thrust, and the overlying Yusezyu Formation by the Tombstone Strain Zone of the underlying (and unexposed) Tombstone Thrust.

The imbrication of the Robert Service Thrust and the Yusezyu Formation is reflected in the lenticular/lensoidal shape of blocks comprised of several lithological units exposed by the trenching. These lenticular blocks have a general east-west trend with a moderate (-45o) dip to the south as reflected in the bedding (average trend AZ100/-44()). Generally these blocks have a surface expression of 20 to 40 metres wide and up to several hundreds of metres long, with individual lithological units generally less than 10 metres wide. These blocks are commonly separated by graphitic rich quartzite/schist units which are thought to be the expression of the Robert Service Thrust or related low angle faults. The majority of minor faults observed also follow this AZ958-090 trend with moderately steep dips of -50( south. Observed small scale folding subparallel to the the McQuesten Antiform may also have also have resulted in some local repetition of horizons.

An examination of all the collected structural data indicate two structural trends apparently associated with the observed mineralizing events seen on the property. One of these two structural trends occurs throughout the property and trends between AZ075 and 090. This structural trend is reflected in the main foliation trend which averages AZ085, dipping -45( to -50( to the south and is most likely due to or related to the Tombstone Strain Zone. This structural trend also reflects the main trend of the mineralized vein/faults of the adjacent Keno Hill silver-lead mining camp, and in the property area, is the general trend of the exposed granitic dyke and local galena bearing veinlets.

The second structural trend principally occurs in the southern half of the property and trends between AZ090 and AZ110. This is reflected mainly in the second order trends as seen in the rose and contour diagrams of the foliation, faults and bedding. This trend is reflected in the geomorphology of the area, more specifically, several gullies trending east south east along the southern boundary of the property. This structural trend may be related to the emplacement of the Tombstone intrusions as it reflects the general trend of the dykes associated with these intrusions, (Murphy 1997) and the granite dyke follows this trend from trench T9801 to T9702. This structural trend also was active after the emplacement of the granite dyke, as the granite dyke in trench T9816 has been foliated and faulted, with both structures trending between AZ100 and AZ110.

The relative age of these two structural trends and potential overprinting relationships have not been determined. The first trend (AZ075 to 090) is more widespread throughout the McQuesten map area and appears to mostly overprint the secondary (A090 to 110) trend. However, as seen in trench T9816, to the east of the West Zones, within the granite, the secondary foliation and faulting appears to cross cut the first trend. This may indicate that there may have been reactivation of the secondary trend over time and/or the structures are closely kinematically related. The main joint set trend at AZ196/ 88( is most likely related to the main structural trend.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

In the West Zone, there are at least two faults which trend approximately AZ160 with steep westerly dips. These faults are generally coated with manganese and host sphalerite and galena mineralization and were the original exploration targets on the Wayne property. These faults are tentatively correlated with the transverse faults reported in the Keno Hill Camp (Roots 1997). Remapping of the trenches suggests that similar NNW trending structures (both mineralized and barren) form narrow veins, breccia zones and brittle faults throughout the area.

Alteration

Alteration in the McQuesten area is subtle, with pervasive sericite alteration affecting all rock types except limestone. Weaker sericite alteration has affected the Keno Hill quartzite unit (QTZT). This pervasive alteration is at least partly associated with the lower greenschist facies regional metamorphism, which is characterized by fine-grained white mica and chlorite and is intensified by the Tombstone Strain Zone (Murphy 1997). The sericite alteration is also in part associated with the lead zinc vein/fault mineralization seen in trenches T9701, T9811, T9812 and T9824. At the Dublin Gulch deposit to the north of the McQuesten River, earlier Au-Bi-As-W veins are overprinted by later sericite alteration and associated lead-zinc veins. It is not thought that the sericite is due to extensive hydrothermal alteration as whole rock analysis of the schistose rocks show that there is no depletion of Na, Mg and Ca.

A weak calc-silicate alteration is present within the majority of the calcareous rocks and on the margins of the limestone beds within the Yusezyu Formation. In the western map area, thin limestone units in the stratigraphy to the north of the dyke have not been affected by this metasomatism. Overall, the calc-silicate alteration is weak and is restricted to foliation planes, joints, contacts and faults which collectively occur in broader areas of up to 80+ metres wide (surface expression). This alteration is similar to the classic retrograde alteration seen in skarns, with epidote, amphibole, chlorite and actinolite being the most common minerals identified. Pyrrhotite is the main sulphide mineral associated with the calc-silicate alteration, with only minor chalcopyrite, pyrite, marcasite and possible arsenopyrite being identified. In the West Zone, at the junction of trenches T98-11 and T98-03, the granite dyke intersects a limestone bed and intersects a fault structure (or is adjacent to). Limestone beds flanking the dyke and the structure have been completely skarnified.

A pervasive weak to moderate iron oxide/limonite staining of foliation planes, joints, contacts and faults is spatially associated with the calc-silicate alteration. This effects exposed rocks of the Yusezyu Formation and imparts a general yellowish orange rusty colour. There is only very minor iron oxide/limonite staining associated with the "Keno Hill" quartzites.

Manganese staining is present on several of the faults and nearby joint sets that correspond to the "transverse faults" described in the structural section and is related to the lead-zinc mineralization. This stated relationship is based solely upon the observed field association that any lead-zinc (galena-sphalerite) mineralization has associated manganese. This manganese staining has proved useful in tracing faults through ductile units, where the fault trace generally is less than 0.5 cm wide and filled with manganese.

Only minor argillic alteration was noted in mapping the trenches, with the majority being due to surface weathering of the granite dyke where it was intersected by trenches T9801 and T9802. In the polished thin section of the granite the only alteration noted was sericite and carbonate rimming the quartz and feldspar grains. No evidence of silicification was seen, and only minor quartz veining was noted in the trench mapping.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Results

A summary of the significant results obtained from trenching programs is presented in Table 3. The information is an excerpt from Caira and Stammers, 2000, where it is also referenced as taken from S. Koehler. The more significant gold results from the various trenching campaigns are listed in Table 3 below. The location of trench in the West and East Zones are shown in Figures 8a and 8b, respectively, with detailed geology, trench locations and selected intercepts.

All reported widths (metres) for the below results refer to horizontal intervals (unless otherwise indicated) rather than true widths of the extent of mineralization. It is the author’s opinion that it is currently not possible to determine true widths due to the density of exploration data and the diversity of mineralization styles.

West Zone

Initial trenching of the West Zone in 1997 was planned to establish structural and stratigraphic controls and continuity of mineralization within the calc-silicate altered sediments and dykes. Historic drilling in 1981 targeted the northwest trending Ag-Pb-Zn structure of the Wayne occurrence, but also recognized the association of anomalous gold results with weak skarn mineralization and locally, within the dykes. These holes were drilled east-west, along the trend of the mineralization. Five 1997 RC drillholes were drilled NW, to better test the updip mineralization near the north margin of the dykes. Significant results were returned, of up to 21.3 metres of 3.23 g/t Au (RC97-03) and 35.3 metres of 1.77 g/t (RC97-02) (Schulze, 1997).

The 1997 trenches were positioned to obtain exposure across the dyke and into its footwall to the north. Overall poor results were returned from TR97-02, with local narrow sections (2-6 metres) of anomalous gold within the intrusives and host phyllites. TR97-01 tested the stratigraphy further to the north, beyond the TR97-02. This trench intersected significant results of 22 metres of 2.23 g/t gold, with anomalous arsenic and bismuth associated. The intercept consists of narrow quartz vein (possibly NE trending?) within phyllitic schists, to the north of Keno style Ag-Pb-Zn veining (NW trending) exposed at the south end of trench. Where trenches T9701 and T9811 intersect an oblique NW trending vein/fault, it is comprised of numerous small veins/faults and sub-parallel joints infilled with moderately coarse yellowish brown sphalerite, minor fine grained galena, siderite and ± quartz, with minor pyrite, pyrrhotite. This is considered to be the expression of the Wayne Vein. A similar style of mineralization was exposed in trench TR98-11.

Trench 97-03 tested across the northern dyke, approximately 100 metres to the east of TR97-01 and TR97-02. A significant intercept of 25 metres of 1.59 g/t gold occurs within a broader halo of anomalous arsenic and locally anomalous tungsten values. The anomalous results are associated with both the dyke and the flanking phyllitic schist. Quartz veins were reported within the schist intervals and may correlate with local elevated gold results to 4.9 g/t. Trench 97-09 tested the stratigraphy between the projection of the dykes, approximately 150 metres to west of the initial trenching. No significant results were returned from the exposed phyllite and limestone horizons, suggesting that either the area is too distal to granitic dykes and/ or fertile oblique structures did not cut this section.

The 1998 trenching program tested a broad area to the north and east of the previous excavations, with five NS trenches (TR98-01,02,03,04,05) and two EW trenches (TR98-11, 12). Only trenches TR98-02 and TR98-11 intersected significant results within calc-schists cut by NNW and NNE cross faults and ENE sheeted veins (TR98-11).

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Table 3: Summary of Significant Trenching Results
(from Caira and Stammers, 2000)

Trench	Area	Significant Results	Comments
TR97-01	West	24m@2.1 g/t Au 20m@3.4 g/t Au 25m@1.6 g/t Au	Two NNE faults (023/73NW); po-lim-drusy qtz veins with galena; in HW schist; minor calc-silicate sediments
TR97-02	West	4m@0.50 g/t Au 8m@0.72 g/t Au	Faults 070/77S; high grade in faults,fractures cut intrusions (5 and 12 m thick); clay-ser-qtz carb alteration.
TR98-02	West	14m@0.38 g/t Au	Calc schist cut by ENE faults/43S and 2 NNW cross faults (205/52SW) at intersection w/ NNE fault (015/75NW)
TR98-11	West	6m@0.66 g/t Au 4m@7.97 g/t Au 16m@3.04 g/t Au	NNW faults dip 21-87SW and ENE sheeted veins; calc- silicate seds and graphitic quartzites (ENE/dip S); granitic dyke 15 metres to S.
TR98-16	West	14m@0.50 g/t Au 4m@2.4 g/t Au	Grades in HW schist; calc-silicate seds; no nearby granites? Easterly low angle faults/37S
TR98-15	Central	8m@0.71 g/t Au 12m@0.62 g/t Au	Grades in HW schists; NE faults (030/36NE); 2m dyke
TR98-17	Central	4m@0.55 g/t Au 4m@0.64 g/t Au	Grades in HW schists along low angle faults (068/20S), NNE faults (026/36SE); granitic dyke lacking grade.
TR98-18	Central	6m@0.42 g/t Au 3m@0.52 g/t Au	Grades in HW schists near NW fault (330/75SW) and NNE fault (038/50SE); EW faults w/ low grade; dyke.
TR98-19	East	4m@2.3 g/t Au	Grades in HW schists; EW faults dipping 16-43N, NNE faults (030/NW?); calc-silicate; bound by two NW faults
TR97-05	North East	4m@0.99 g/t Au 8m@0.79 g/t Au	HW schist with calc-silicate horizons; narrow intrusive dyke; two NNW faults at AZ335.
TR98-07	North East	4m@1.52g/t Au 8m@0.88 g/t Au	Grade in HW schists, granite, calc-silicate; cut by NNW fault (332/SW); beds dip 42-71S; cut by ENE/22SE faults; NE 058/22S
TR98-08	North East	8m@0.42 g/t Au 6m@0.63 g/t Au	Grade in HW schists, granite dyke at sheared contact of HW schists/quartzites; faults 333/75SW and 020/88NW
TR98-09	North East	8m@0.91 g/t Au	Grades in HW schists cut by EW low angle faults/34-40S; and NE fault 040/9SE; imbricate slices; NNW fault AZ336
TR98-10	North East	20m@3.42 g/t Au 8m@0.38 g/t Au	Grades near NW fault (320/59NE) and easterly faults/33- 78S; two granite sills (5 and 10m), related calc-silicate seds bound by 2 NNW faults, qtz-ca-py vein, po.
TR98-25	North East	2m@1.85 g/t Au	NNW fault 340/20NE and 042/53NW; NNE folds; calcareous sediments in FW quartzites.
TR97-07	East-South	6m@0.45 g/t Au 6m@0.40 g/t Au 10m@1.45 g/t Au 8m@0.59 g/t Au	Calc schist cut by ENE/43S faults and NNW fault (320/88S) white mica/iron carbonate veins; narrow granitic dyke
TR98-13	East-South	12m@0.58 g/t Au 6m@1.19 g/t Au 4m@0.64 g/t Au	Grades in HW schists (to 16.7 and 51.9 g/t Au) related to easterly low angle faults, two NW faults 325/59 NE and 335/76SW
TR98-14	East-South	26m@0.78 g/t Au 12m@0.61 g/t Au 6m@0.37 g/t Au	NW faults (325/59NE) in HW schists; reactive schists here?
TR98-22	East-South	12m@1.81 g/t Au	Grades related to NNW fault and NNE fault (Mn oxide) where gold >10 g/t, in HW schists near FW qtzite contact
TR98-26	Far East	8m@0.77 g/t Au	Grade related to silicified-pyrrhotite gabbro near contact
TR MQ00-1	Thompson Creek	Au from 0.10-0.83 gpt. Highest Au of 10cm of 9.8 g/t Au	Mineralized veins strike ENE, dip 64 SE; quartz- arsenopyrite veins along contacs between schist and quartzite or calc-silicate and schist/phyllite. Widespread As from 400 to >10,000 ppm, Bi (1.5-18 ppm), W (0.10- >10 ppm), Te (0.10->10 ppm)

NOTE: All reported widths (metres) for the above results refer to horizontal intervals (unless otherwise indicated) rather than true widths of the extent of mineralization. It is the author’s opinion that it is currently not possible to determine true widths due to the density of exploration data and the diversity of mineralization styles.

7084200N
466600E
466800E
T9801
T9802
T9803
T9805
T9806
T9807
T9701
T9702
T9703
T9704
T9709
T9811
T9812
T9804
T9816
T9821
T9815
D81-01
D81-02
D81-03
D81-04
D81-05
D81-06
D81-07
D81-08
D81-09
D81-10
D81-11
D81-12
D81-13
D81-14
RC97-02
RC97-03
RC97-04
RC97-05
MQ00-2
MQ00-4
MQ03-06
Abandoned
MQ03-07
MQ03-08
MQ03-09
MQ03-10
MQ03-14
MQ03-15
Wayne Vein
2.10
24m
3.04
16m
1.57
25m
0.38
14m
0.50
14m
083800N
Index
WEST
EAST
EARLY LATE CRETACEOUS (?)
TOMBSTONE INTRUSIVES
Granitic dykes and sills
UPPER PROTEROZOIC
HYLAND GROUP (?) - within Robert Service Thrust
Quartzite (EQZT,SQZT), Phyllite (SQZT) and phyllitic quartzite to sericite schist (MQST)
Graphitic quartzite, graphitic schist (GQST) and strongly foliated graphitic schist (GFLT)
Limestone (LMST) intercalated with skarn (LMSQ) sericite schist and phyllitic quartzite (SKMQ); skarn (SKARN)
MISSISSIPPIAN
KENO HILL QUARTZITE
Quartzite +/- phyllitic quartzite
Limit of Interpretation from trench mapping
LEGEND
Trench Intervals
Diamond Drill Holes
RC Drill Holes
Vein- Keno Style
Kreft High Grade Gold Area
g/t Au
metres
METRES
0
50
100
ALEXCO RESOURCE CORP.
McQuesten Project
Figure 8a
West Area Trenches
Significant Results
105M/13
Nad 83 UTM Zone 8
May, 2005

467000E
467200E
467400E
7084200N
7084000N
7083800N
T9808
T9809
T9810
T9824
T9825
3.42
20m
arsenic
anomalies
MQ03-12
T9820
T9708
T9705
T9818
T9817
T9815
D83-05
0.99
4m
0.79
8m
D83-04
T9706
T9814
1.81
12m
0.42
6m
1.45
10m
T9707
0.78
26m
RC97-01
D83-01
RC97-06
D83-07
RC97-01A
D83-02
T9813
MQ03-11
D83-06
MQ00-1
MQ00-5
D83-03
T9819
MQ03-23
MQ03-17
MQ03-16
MQ03-22
Index
WEST
EAST
MQ03-13
EARLY LATE CRETACEOUS (?)
TOMBSTONE INTRUSIVES
Granitic dykes and sills
UPPER PROTEROZIC
HYLAND GROUP (?) - within Robert Service Thrust
Quartzite (EQZT,SQZT), Phyllite (SQZT) and phyllitic quartzite to sericite schist (MQST)
Graphitic quartzite, graphitic schist (GQST) and strongly foliated graphitic schist (GFLT)
Limestone (LMST) intercalated with skarn (LMSQ) sericite schist and phyllitic quartzite (SKMQ); skarn (SKARN)
MISSISSIPPIAN
KENO HILL QUARTZITE
Quartzite +/- phyllitic quartzite
Limit of interpretation from trench mapping
LEGEND
Trench Intervals
Diamond Drill Holes
RC Drill Holes
Vein- Keno Style
Kreft High Grade Gold Area
g/t Au
metres
METRES
0
50
100
ALEXCO RESOURCE CORP.
McQuesten Project
Figure 8b
East Area Trenches
Significant Results
105M/13
Nad 83 UTM Zone 8
May, 2005

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

TR98-02 cut a 14 metre section of 0.38 g/t gold along the margins of the southern dyke; weakly anomalous results were obtain within calc-silicate schists in the footwall to the northern dyke. Trench TR98-11 was excavated along an EW trend to the immediate north of trenches TR97-03, TR97-02 and beyond, to the west.

Significant results of 6 metres of 0.66 g/t gold and 4 metres of 7.97 g/t gold were also obtained in the part of the trench to the west of TR97-02. The latter result may be related to oblique ENE quartz veining, which would cut the trench at a low angle. An interval at the eastern end of the trench also returned significant results of 16 metres of 3.04 g/t gold, with individual samples up to 5.5 g/t gold. This anomalous interval is flanked by similarly anomalous results in the NS trench TR97-03.

Trenching results in the West Zone, to date, suggest that overall low grade gold mineralization is associated with retrograde skarn assemblages in the vicinity of the granitic dykes. Higher grades appear to be associated with ENE trending structures and quartz veins hosted by both skarn altered and phyllitic units.

Central Area

The central area is an approximately 300 metre long section between the West and East Zones. During the 1998 program, the area was tested by three NS trenches, TR98-16,17,18 and an eastern extension of the EW trench TR98-12 which is referred to as TR98-15. Weak gold anomalism over narrow intervals is associated with narrow calc-silicate altered units. Overall gold values are notable higher (albeit less than 1 g/t) over broader sections of calc-silicate altered sediments in the eastern end of TR98-15 and in the central area of TR98-17, where a narrow EW trending granitic dyke extends west from the East Zone.

East Zone

The East Zone is located approximately 300 metres southeast of the West Zone, within similar hangingwall stratigraphy characterized by intercalated thick horizons of quartzite, calc-silicate altered sediments and limestone with sporadic narrow horizons of graphitic quartzite and graphitic schists. There is no dyke exposed on surface; however trenches exposed a narrow EW to ENE trending granitic dyke over a strike length of greater than 400 metres.

This area was originally tested with a series of vertical diamond drill holes in 1983, and by inclined, NS trending RC drill holes in 1997. Anomalous diamond drill results included an interval of 3 metres of 5.62 g/t gold, in calc-silicate altered sediments below the footwall of a granitic dyke (D83-06). Drillhole D83-01 intersected a 9.6 metre section of 4.10 g/t gold, at in calc-silicate altered sediments at depth.

The initial trenching in 1997 was focussed over a 100 x 150 metre area, to test geophysical responses in the vicinity of prior drillholes which returned anomalous results. The area tested by the trenching was characterized by a linear magnetic low and coincident VLF-EM responses. Trenches TR97-05, 06 ,and 07 tested a 100 metre (plan view) section of the stratigraphy to the north of the 1997 RC drill holes.

The initial trench results were lower than those encountered in the West Zone. Anomalous gold results were associated with calc-silicate altered sediments in the vicinity of a narrow granitic dyke(s).

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Results included: 8 metres of 0.79 g/t gold from TR97-5, 4 metres of 0.59 g/t gold from TR97-6 and 10 metres of 1.45 g/t gold. Both ENE and NNW trending fault structures have been reported in these intervals, with local higher gold grades to 4.5 g/t gold associated.

Follow-up trenching in 1998 was planned to test the stratigraphy to the east, up to 250 metres from the original East Zone. The area was tested with an EW trench TR98-14, and NS trenches TR98-13, 14, to the east. Trenching is reported difficult in this area, due to boggy ground conditions and deeper overburden. Trenches TR98-13 and 14 both exposed a thick section (to 75 metres) of calc-silicate altered sediments which also display significant gold anomalism over the entire altered section. Local higher grade gold values appear to correspond with oblique structures +/- quartz veins. Significant results include: 6 metres of 1.19 g/t gold (TR98-13) and 26 metres of 0.78 g/t gold (TR98-14). The area of continuous gold anomalism in trenches TR98-13 and 14 appears to be more extensive than that noted in the West Zone.

North Area

In 1998, extensive trenching was completed over a 300 metre long x 150 metre corridor which extends from the northeast of the West Zone to the north of the East Zone. A total of seven NS trenches (TR98-06 to 10, TR98-20, TR98-24,25) were excavated at approximate 100 metre intervals to test the footwall schists located to the north of the West and East Zones.

The exposures indicate that this part of the stratigraphy is dominated by a 50-100 metre thick section of graphitic quartzites and graphitic schist between the phyllite-limestone sequence to the south and intercalations of a more massive quartzite to the north. A 10-25 metre horizon of variably calc-silicate altered limestone is central to the graphitic sequence. This horizon is exposed in the four easternmost trenches of this area and is inferred through recessive overburden covered sections in the trenches to the west. A single granitic dyke is exposed in most of the dykes, along a ENE trend from the West Zone, through to trench TR98-10.

Weak gold values were obtained, with local narrow sections of elevated gold related to oblique structures. Trench TR98-10 is significant as it shows the importance of intersecting structures and favourable lithological units for calc-silicate alteration and gold mineralization. This trench exposed an east north-east trending structure hosting the granite dyke intersects an east south-east trending limestone unit. At this intersection there is extensive calc-silicate alteration, iron oxide/limonite staining and gold mineralization over 36 metres of the trench within which there is a 20 metre interval of 3.42 g/t gold. Individual samples in this section returned up to 10 g/t gold.

Approximately 100 metres west in trench TR98-09 the limestone unit is exposed approximately 20 metres north of the granite dyke. Here the limestone and granite are only anomalous in gold (16 metres of 124 ppb Au and 14 metres of 124 ppb Au, respectively). At 100 metres to the east in trench TR9824, the limestone unit is not anomalous in gold and the area projected to straddle the structure intersected returned 18 metres of 162 ppb Au and the southernmost 30 metres of the trench was anomalous in arsenic (>500 ppm). This area straddles the contact between graphitic schists and limestones. In trench TR98-25, 100 metres to the east, the southernmost 45 metres sampled was more highly anomalous in arsenic.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

At the north end of the trench, a selected sample of a narrow ENE trending vein/fault of galena, sphalerite, ± siderite, ± quartz, ± arsenopyrite,±gold returned 6.02 g/t gold, 372 g/t silver, 6.91% lead, with elevated arsenic exceeding the detection limit of 10,000 ppm. The high silver:gold ratio is similar to those for Keno-Hill style mineralization.

Southeast Area

Trench TR98-26 was excavated near the southern boundary of the property (“Southeast Area”), approximately 3 kilometres east of the East Zone and 500 metres west of Thompson Creek. This trench tested the area along strike to the east, from a series of historic trenches (>35 years old) with anomalous gold results of up to 2.50 g/t Au.

An estimated 150 metres northwest of the trench, two soil samples taken by Newmont returned anomalous results of 25 ppb gold, 318 ppm arsenic and 25 ppb gold, 318 arsenic. Auger sites 300 metres further to the northwest returned bedrock results of 415 ppm arsenic and 1112 arsenic with 45 ppb gold. The sampling in this area is too widespread to make major inferences; however the overall anomalism coincides with the inferred margin of the buried pluton and is close to the NW trending Thompson Creek Fault. Additional work is warranted in this area.

Thompson Creek Area

In 2000, Newmont excavated a 51 meter long trench east Thompson Creek, to expose bedrock in an area of historic trenching which reported results of up to 9.8 g/t (Caira and Stammers, 2000). The trench exposed a section dominanted by intercalated graphitic phyllite, quartz-muscovite phylllite with narrow interbeds of marble and calc-silicate schist. Thin quartz-arsenopyrite veinlets (10cm) cut the schist-quartzite and calc-silicate-phyllite contacts along ENE trends and dip 64 degrees to the southeast. Arsenopyrite is concentrated in the margins to veinlets and has been locally oxidized to scorodite.

The sampling results indicated the entire trench length was highly anomalous in arsenic (400 to >10,000 ppm), antimony (1.5 -10 ppm), bismuth (1.5 -18 ppm), tungsten (0.1 ->10 ppm), tellurium (0.1 ->10 ppm). Gold values were low (15 ppb) except in the area of the quartz-arsenopyrite veinlets where samples returned >10,000 ppm arsenic, but with only moderate gold values of up to 825 ppb.

Similar to trenches TR98-24 and TR98-25 of the North area, the stratigraphy of the East Thompson Creek area is dominated by graphitic schists and phyllites, and highly anomalous arsenic geochemical results are associated. These horizons may represent lateral offsets of the same stratigraphic package.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

6.0      GEOLOGICAL SETTING

The McQuesten Property is located within the western part of the Selwyn Basin, in northern Yukon Territory. The generalized geology of the region is shown in Figure 9 below. The stratigraphy of the area consists of deformed and metamorphosed strata of basinal sediments which accumulated at the edge of the Neoproterozoic to Paleozoic continental margin.

During the Jurassic to Cretaceous (160 and 130 Ma.), the area was subjected to compressional orogenesis related to large scale plate convergence. During this time, the strata of the Selwyn Basin underwent widespread polyphase deformation and metamorphism, as part of fold and thrust belt development. This shortening episode also caused ductile north-south directed thrusting which generated three main ductile thrust panels containing highly strained to transposed basin strata. Displacement of the thrusts generated tight to isoclinal recumbent folds, two generations of strong regional foliations and local thrust splays. In the area of the McQuesten Property, the trace of the Robert Service Thrust is evident and the underlying Tombstone Thrust is expressed as an EW corridor of intense strain developed in hangingwall sediments.

Between 90-95 Ma, a tectonic change from convergence-oblique subduction-dextral strike slip movement resulted in an episode of magmatism and the emplacement of the Tombstone series of intermediate to felsic plutons. Later renewed compressional tectonism forming the McKenzie Mountains induced another magmatic event at 65 Ma, and the emplacement of the McQuesten series of plutons. Several gold deposits in the region, such as Dublin Gulch, Scheelite Dome, Clear Creek and Brewery Creek, are related to the Tombstone plutons.

Figure 9: Generalized Geological Map of Part of the Selwyn Basin

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

6.1      Regional Geology
            Adapted from Stammers, 2000 and Brownlee, 1998

The regional geology of the Mayo Lake District has been recently documented by Murphy (1997) and previously, by McTaggart (1960), Kindle (1962) and Boyle (1965). The regional geology is presented in Figure 10.

The property lies within the Selwyn Basin, a deep water sedimentation basin that persisted from the Late Proterozoic to Middle Devonian (Gordy and Anderson 1993). The consolidated rocks underlying the McQuesten property and surrounding area are mainly sedimentary and include various types of schists, phyllites, argillites, limestone (marble) and quartzites of late Proterozoic to early Paleozoic age phyllite, grey-green metasandstone and sandy limestone.

Collectively, they described the local geology as being comprised of three main units. These are the Devono-Mississippian Earn Group, the Keno Hill Quartzite Formation, and the late Proterozoic Yusezyu Formation (Lower Schist and Upper Schists). The Robert Service Thrust of Jurassic-Cretaceous Age has thrust the Late Proterozoic Yusezyu over the Devono-Mississippian Earn Group and the Mississippian Keno Hill Quartzites. The Robert Service Thrust is described as a discrete planar fault surface, with neither its displacement direction nor its relationship to other structural features being determined (Murphy 1997).

The region of the property is mainly underlain by the Yusezyu Formation of the Hyland Group. Murphy (1997) describes the Yusezyu Formation as “a monotonous succession of variably deformed fine to coarse-grained metaclastic rocks” comprised of foliated muscovite chlorite phyllite, quartzofeldspathic and micaceous psammite, gritty sammite and rare calc-silicate rocks. In the western portion of the region, the Narchilla Formation of the Hyland Group overlies the Yusezyu Formation and is comprised of maroon to green

The Earn Group is comprised of two map units in the McQuesten region, a lower map unit consisting of grey carbonaceous phyllite, siliceous carbonaceous meta-sandstone, rare calcareous meta-greywacke. The upper map unit is inferred to be felsic metavolcanics comprising a foliated quartz-sericite-chlorite phyllite with local mm-scale quartz augen with minor grey carbonaceous phyllite.

The Earn Group is overlain by the Mississippian Keno Hill Quartzites comprised variably foliated greyish vitreous quartzite, subordinate dark grey carbonaceous phyllite and calcareous quartzite. The Earn Group and the Keno Hill Quartzites are intruded by Triassic foliation concordant lenticular bodies of fine to medium grained green amphibole-chlorite-plagioclase meta-diorite or meta-gabbro, thought to be the remnants of sills pulled apart by the Tombstone Strain Zone.

The entire package has been deformed by the Tombstone Strain Zone (142 +/- 6 Ma, K-Ar) of the underlying (unexposed) Tombstone Thrust. The Tombstone Strain Zone is a several kilometre thick areally extensive block of highly deformed rocks extending upward from the Tombstone thrust through the Earn Group and Keno Hill Quartzites into the Yusezyu Formation in the hanging wall of the Robert Service Thrust. The rocks in the strain zone are characterized by prominent foliations and lineations, a lenticular rather than bedded character, asymmetric boudinage, isoclinal folding and a slight increase in the regional metamorphic grade.

Keno Hill
McQuesten Antiform (Faulted)
Elsa
Keno
Galena Hill
Silver King
Hoito
Chiko
McQuesten
Twin 7
Aurex Hill
Robert Service Thrust
LEGEND
Quaternary
gravels, sands and clays
Mississippian
KENO HILL QUARTZITE
Devono-Mississippian
EARN GROUP
Upper Proterozoic
HYLAND GROUP
Yusezyu Formation
Fault
Thrust Fault
Antiform
Main Road gravel
N
ALEXCO RESOURCE CORP.
McQuesten Project
Figure 10
Local Geology
105M/13, 14
Nad 83 Utm Zone 8
May, 2005
Scale
0 1 2 3 4 5
Kilometres
After: Yukon Geoscience Office, Geoscience Map 1996-5, Murphy D.C., Roots C.F.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

The Tombstone Strain Zone has also caused the surface trace of the Robert Service Thrust to be repeated several times in the region either through isoclinal folding or fault imbrication of the thrust.

The entire sequence has been broadly folded into the broad west-southwest plunging arch of the McQuesten Antiform. The surface trace of the axial plane is inferred to lie within the centre of the McQuesten River Valley. This axial trace is thought to be faulted by a south side up reverse fault along much of its trace in the Mt. Haldane - Galena Hill area, based upon the distribution of the Keno Hill Quartzites on the north and south sides of the McQuesten River.

Intruding this package are local gabbro sills of Triassic age and numerous granitic (and variants) dykes, sills, small plugs and stocks of the Tombstone Intrusions of early late Cretaceous age (90 to 94Ma, Murphy 1997). Granitic plutons crosscut the sedimentary rocks and gabbro sills at several locations; east of Mayo Lake, northwest of Hanson Lake and south and east of Dublin Gulch. The Roop Lake Pluton is granodioritic to granite porphyritic in composition and is located 30 kilometres east of the McQuesten property. In the region around the McQuesten property, the Tombstone intrusions are primarily comprised of quartz bearing, weakly porphyritic biotite (±hornblende) granites and occur at all stratigraphic and structural levels in the area. It is suggested that due to the textural similarities of the intrusives, including the presence of miarolitic cavities, the intrusions crystallized at a shallow crustal level. The geochemistry of the intrusions indicates that they are in large part derived from the melting of old sialic crust. Associated with these intrusives (and inferred to be related) are rare greyish weathering calcareous biotite rich lamprophyre dykes.

Several structures have been noted which are associated with the Tombstone intrusions and reflected in the orientation of veins, sheeted vein systems and dykes within, and adjacent to the intrusions. While these structures have a wide range of orientations, an east south-east trend appears to be predominant. The significance of this structural trend is unknown, however, the trend of the replacement mineralization on the McQuesten property is east south-east.

6.2      Mineralization

The distribution of mineral occurrences in the Keno Hill region depict an apparent zonation over a 35 kilometre trend, from the Mayo Lake pluton (93 Ma, Roots, 1997) in the east to the McQuesten Property in the west (Lynch, 1989). This zonation theory is supported by a systematic change in tetrahedrite chemistry, from high Ag/Cu and Fe/Zn in the west, decreasing to the east. This would require the eastern end of the camp to be both deeper and more proximal to the heat source. To develop such a scenario, the hydrothermal system could have formed before the development of the plunge of the McQuesten Antiform, and the original zonation was tilted with the plunge development.

The Tombstone intrusions are economically important in the McQuesten Region as they commonly host quartz ± potassium feldspar ± scheelite-sulphide veins that commonly are anomalous in gold, silver, bismuth, arsenic, tungsten, molybdenum and antimony (Murphy 1997). This veining locally is intense enough to be potential hosts for bulk tonnage gold deposits (eg Dublin Gulch, 98.6Mt at 1.19g Au/t, Smit et al.) Additionally, these intrusions are potential sources for mineralizing fluids for distal disseminated/replacement style gold mineralization.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

The Elsa-Keno Hill mining camp lies within a 23 kilometre long 6 kilometre wide north east trending belt comprised of north northeast to east northeast trending vein faults with steep southeast dips. These vein faults cut Earn Group, Keno Hill Quartzites and the overlying Yusezyu Formation. These vein faults generally host a siderite-quartz-galena-zinc assemblage. Hangingwall and footwall breaks which are thought to predate the main silver-lead-zinc mineralization, can contain a gold bearing quartz-pyrite-arsenopyrite assemblage.

6.2      Property Geology
            Adapted from Caira and Stammers, 2000, Brownlee and Stammers, 2003 and Schulze, 1997

The McQuesten property and surrounding area has been subjected to multiple phases of glaciation, with the most recent being the McConnell, ending 10,000 years ago. Resulting glacial till and glaciofluvial deposits mantle much of the property, to thicknesses ranging from 0.5 -10 metres. There is little outcrop in the area of the McQuesten Block (2-3%) and thicker till may exist on the Hoito Block located downslope to the north. Permafrost conditions are continuous in this area.

As there is no property scale geology compiled for all claim blocks comprising the property, Figure 11 presents the geology of the McQuesten Block, which has to date, been the focus of recorded exploration activities. Given the extensive overburden cover in this area, the geology is largely compiled from airborne and ground geophysical responses, local trenching and diamond drilling. A list of relevant geological formations and units are presented in Table 4.

The property is underlain by the metaclastics of the Yusezyu Formation of the Late Proterozoic Hyland Group which has been thrust over the Mississippian Keno Hill Quartzites by the Robert Service Thrust. This entire package has been deformed by the Tombstone Strain Zone of the underlying, non exposed Tombstone Thrust and is characterized by prominent foliations, lineations of a lenticular rather than a bedded character. Parts of the Yusezyu Formation and the trace of the Robert Service Thrust have been repeated by through fault imbrication related to the Tombstone Strain Zone. The exact position of the Robert Service Thrust is unknown and has been positioned by most studies, at the base of the Keno Hill Quartizite, in the northern part of the McQuesten Block. Recent interpretations by Caira and Stammers, 2000 and Wright, 2000 position an offset thrust trace along the southern edge of the property.

The McQuesten Block is underlain by approximately EW trending, gently to moderately south dipping horizons of the Hyland Group phyllite, calcareous phyllite and lesser limestone. The Robert Service Thrust, forming the contact with an underlying unit of the Keno Hill Quartzite, trends east-westerly, between the McQuesten and Hoito Blocks. Additional thrust surfaces and splays related to this structure have been recently interpreted to the south of the property by Caira and Stammers, 2000 and Wright, 2000.

Hoito
Thompson
Creek
Power Line R/W
MAYO-KENO ROAD
SOUTH MCQUESTEN ROAD
FAR EAST
WEST
EAST
SOUTH EAST
THOMPSON CREEK
McQuesten
N

Legend on following page

Note: From Newmont Exploration map Plate 3 "Interpretation", Dec. 2000

ALEXCO RESOURCE CORP.

McQuesten Project

Figure 11

Property Geology

(From Newmont, McQueston and Hoito Blocks)

105M/13, 14 Nad 83 UTM Zone 8 May, 2005

0 500 1000

Metres

LITHOLOGIC LEGEND

Recent

- Organics, muck
- Alluvial

Mesozoic

- 9 Quartz–feldspar porphyry dacite (hypabyssal equivalents of Unit 8)
- 8 Quartz–biotite granodiorite
- 7 Diorite, gabbro

YUKON GROUP

UPPER SCHIST FORMATION (5,6)

CENTRAL QUARTZITE FORMATION (3,4)

LOWER SCHIST FORMATION (0,1,2)

- 2 Quartz–sericite schist
- 1 Graphitic schist, graphiticphyllite, thin–bedded quartzite, argillite, calcareous schist (includes pelite schists)

LEGEND

Symbols

- Highway
- Trail
- Power Line
- MQ00-1 McQuesten Drill Holes
- RC97-04 RC Drill Holes
- Trench

Geological

- **Outcrop limit**
- Geological contact, defined, assumed
- Foliation, showing dip where indicated
- Fault/shear zone
- Thrust fault
- Low angle fault
- High angle (?) fault
- Long range faults (NW) commonly right lateral
- ENE faults
- Vein fault, with dip
- Magnetic source
- Magnetic source (buried intrusion)
- Alteration (remnantly magnetized pyrrhotite skarn zones)
- Induced magnetic anomaly

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Table 4: List of Geological Formations

Mesozoic

Quartz-feldspar porphyry dacite (hypabyssal equivalents of Unit 8-Cretaceous)
Quartz-biotite granodiorite (Cretaceous)
7                       Diorite, gabbro (Triassic?)

UPPER SCHIST FORMATION (5,6) is the Devono-Mississippian Earn Group is thrusted over the Mississippian Central Quartzite Formation by the Robert Service Thrust fault

Graphitic schist, graphitic phyllite, thin-bedded quartzite, argillite, quartz-mica schist, limestone (marble)
6a	Graphitic schist
6b	Graphitic phyllite
6c	Thin-bedded quartzite
6d	Argillite
6e	Quartz-mica schist
6f	Limestone (marble)

Quartz-sericite schist, quartz-eye siliceous-muscovite schist, marble, silver phyllite
5a	Quartz-sericite schist
5b	Quartz-eye siliceous-muscovite schist
5c	Marble
5d	Silver phyllite

ROBERT SERVICE THRUST
FAULT _____________________________________________________________

CENTRAL QUARTZITE FORMATION (3,4) Mississippian

Thick-bedded quartzite, thin-bedded quartzite, graphitic phyllite, graphitic schist, argillite
4a	Thick-bedded quartzite
4b	Thin-bedded quartzite
4c	Graphitic phyllite
4d	Graphitic schist
4e	Argillite

White to pale grey, thick-bedded cherty quartzite

ROBERT SERVICE THRUST
FAULT _____________________________________________________________
(exploited by felsic intrusions and hornblende porphyry)

LOWER SCHIST FORMATION (0,1,2) of Late Proterozoic age (?) has locally been thrust over the Mississippian Central Quartzite Formation and the Devono-Mississippian Earn Group

Quartz-sericite schist
Graphitic schist, graphitic phyllite, thin-bedded quartzite, argillite, calcareous schist (includes pelite schists)
1a	graphitic schist
1b	graphitic phyllite
1c	thin-bedded quartzite
1d	argillite
1e	calcareous schist (pelitic schist)

0                Thick-bedded quartzite, thin-bedded quartzite, phyllite, graphitic schist, meta-siltstones
0a	Thick-bedded quartzite
0b	Thin-bedded quartzite
0c	Phyllite
0d	Graphitic schist
0e	Meta-siltstone

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

A series of EW trending terraces in the area have been interpreted as being controlled by a series underlying resistive blocks of quartzite, phyllite and calcareous phylllite which have been separated by subparallel splays of the Robert Service Thrust. Thrust faulting in the area has resulted in tectonic thickening due to imbrication, or staking of small thrusted segments of the Hyland Group calcareous sediments.

The stratigraphy of the McQuesten Block, as presented by Caira and Stammers, 2000, is dominated by an intercalated sequence of Hyland Group quartzite, graphitic phyllites and argillite, with local intervening structural blocks of graphitic schists, calcareous schists, limestones +/- quartz sericite schists. The area to the north, on to the Hoito Block, is underlain by the Keno Hill Quartzite. The area to the south, onto the Aurex property, is underlain by quartz-sericite schists, with local structural blocks of calcareous sediments similar to those on the McQuesten property.

Past diamond drilling and trenching in the southwestern area of the property determined that this area is dominated by blocks of intercalated graphitic schists, phyllites and calcareous schists over a 350 metre x 1500 metre trend. In this area, skarnification and associated pyrrhotite mineralization has affected much of the calcareous horizons. The remnant magnetization of pyrrhotite is expressed as a magnetic low in this area; similar magnetic signatures to the east may reflect similar reactive stratigraphy and mineralization.

Granitic rocks are poorly exposed southwestern McQuesten area, as two steeply south dipping, ENE trending dykes which are subparallel to stratigraphy. Local narrower dykes have been documented in trenches and drillholes to the east. Limited age dating has determined these dykes are of Cretaceous age (91.6 Ma, Brownlee 1998), and probably of the Tombstone Suite Intrusives. They are considered to have been emplaced into the high strain area corridor of the Tombstone Strain Zone, which traverses the area along an interpreted ENE to NE trend. A large magnetic high response in the northwestern part of the McQuesten Block has been interpreted by Wright, 2000, as the expression of a large pluton at depth.

Trench exposures and geophysical responses both indicate that the stratigraphy has been cut by early and late brittle fault zones. Most of the early faults strike northeast, dip steeply southeast, and contain lead-zinc-silver lodes at Keno and Galena Hill, high grade silver at the Silver King Mine, and gold-arsenic-antimony-bismuth mineralization at Aurex Hill, to the south of the McQuesten map area. Most of the late faults strike northwest, dip southwest, and offset the early faults. The age of these faults is uncertain, but as they are cut by the quartz-feldspar porphyry dykes and sills, and are probably Cretaceous or younger. The last recorded movement on these faults is likely post-Cretaceous.

The supracrustal package in this area has been affected by widespread greenschist or quartz-sericite-muscovite facies of metamorphism. Next to the granitic intrusions, calc-silicate skarn and hornfels occurs. The Robert Service Thrust zone has created an additional extensive, shear-induced metamorphism where low angle shear planes have facilitated diffusion of hydrothermal fluids. The McQuesten property hosts a series of pyrrhotite-gold calc-silicate skarn lenses, where intense regional shear foliation and proximity to granitic and gabbro intrusions clearly controls auriferous pyrrhotite mineralization.

There are at least two types of faults that occur within the map area: those that contain major concentrations of ore minerals, called ‘vein faults’; and small amounts of ore minerals, generally of supergene origin, called cross-faults or bedding faults.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Field mapping and magnetic-electromagnetic map interpretations by J. Wright, Geophysicist of Newmont Exploration of Canada, indicate that there are at least three ages of faulting present, which are appear to be temporally related to mineralizing events:

1. Early low angle easterly-trending bedding faults.

2. Northeasterly-trending vein faults. These show more than one period of movement. These faults are expressed at McQuesten where felsic intrusions exploit them, at Silver King where high-grade silver occurs, and at McQuesten where gold-arsenic-antimony-bismuth occurs. These faults are offset and disrupted along strike by later cross-faults.

3. Late northwesterly cross-faults, that cut and offset the earlier low angle faults and bedding faults; can host silver-lead-zinc grades such are the historic Wayne showing. Both right lateral and left lateral offsets have been interpreted.

7.0      DEPOSIT TYPES
            Adapted from Hart et al., 2003

The McQuesten property is located within the Tintina Gold Belt, a 35 million ounce gold producing trend which comprises several mineral-rich district extending through Alaska and the Yukon Territory. The gold deposits are typical of those found worldwide in well preserved, moderate to high temperature Phanerozoic collisional orogens and among them display the following similarities:

  temporal and spatial associations with Cretaceous granitic to granodioritic magmatism
  Bi-W-Te signatures where hosted by intrusions and As-Sb+/-Hg signatures where hosted by sedimentary rocks and hypabyssal dykes.
  d18O values of >12 per mil for gold bearing quartz
  Proterozoic to Paleozoic pericratonic or miogeoclinal host rocks

While these features are common to the deposits, there is much diversity in their overall architecture due to differences in structural styles, host lithologies, levels of emplacement, ore-fluid characteristics and the resulting gold grades and their distribution (Hart et al., 2003). The diversity of the gold deposits and associated plutons, in part, reflects a front of episodic arc magmatism that migrated northwesterly during the along the collisional margin of North America. This magmatism occurred in various episodes during the Cretaceous, in response to a tectonic change from convergence to oblique subduction to dextral strike slip movement. During the period from 95-90 Ma, a series of Cretaceous grainitoids were emplaced within the Selwyn Basin of Yukon miogeocline and into the Yukon-Tanana Terrane (YTT).

The mid Cretaceous plutons of the McQuesten are part of the Tombstone-Tungsten Suite and form a 700 kilometre long sub-belt of with similar magma associations. The distribution of these intrusions ranges from the southeastern Yukon to east-central Alaska, with the Tungsten Suite in the SE Yukon area and the Tombstone Suite extending from east-central Yukon to east-central Alaska. The Tombstone plutons are typically small (<5 sq km) and may be composite to homogeneous or zoned. They have been emplaced over a wide depth range. They are also dominantly metaluminous, calc-alkaline to subalkaline, and plot as arc and I-type.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

The metallogeny of the mid-Cretaceous plutons is also diverse and is associated with diverse gold deposits, as well as tin (Mar-Skarn at Dublin Gulch), tungsten (Mactung), molybdenum, silver (Keno Hill), uranium, copper, and gemstones. While gold occurrences are commonly associated both spatial and temporally with the Tombstone intrusives, the nature of the mineralization variable, as shown below. These variants in setting and spatial associations may develop as a simple zonation with respect to a single mineralizing pluton, or as a more complex scenario with respect to multiple mineralizing plutons or phases emplaced at different levels in the supracrustal sequence.

Styles of Mineralization/Metallogenic Assemblages-Tombstone Suite Intrusives

•	Intrusion hosted: sheeted, stockwork gold-quartz veins within intrusions (Au+/-Bi+/-W+/-Te+/- Mo) Fort Knox, Dublin Gulch

•	Skarns in contact zones: adjacent to intrusions, with reduced sulphide rich assemblages (Au+/-Cu+/-Bi+/-W) Highet Creek-Sheelite Dome, North Slope-Brewery Creek, Marn-Mount Brenner (W skarn).

•	Proximal Replacement: disseminated and/or fracture controlled sulphide+/- quartz mineralization in metasedimentary rocks, within a thermal aureole. (Au+/-As+/-Sb) (Brewery Creek),

•	Distal skarnoids, mantos, stockworks beyond thermal aureole

•	Fissure Veins: range from Au-As+/-Sb+/-Hg to Ag-Pb-Zn+/-Au Ag-Pb-Zn+/-Au (Keno-Hill) Au-As+/-Sb (Mike Lake, Arrowhead South)

Historically, the most regionally important type of mineral deposit is the clastic metasediment hosted vein silver lead zinc of the Keno Hill district (Beaudoin & Sangster, 1995).

The following description of the Keno Hill District mineralization is paraphrased from Murphy (1997):

"Mineral depositional sites are dilational zones opened during sinistral displacement along irregular fractures and faults, mainly in the Keno Hill quartzites. Two stages of veins are recognized in the camp, the early stage comprised of enechelon and stockwork quartz-arsenopyrite-sulphosalt-sphalerite-chalcopyrite veins. These early veins are similar to veins found peripheral to the Tombstone intrusions and are locally anomalous in gold. These veins are thought to be the result of the first injection of hydrothermal fluids as the quartzites underwent brittle dilation. Subsequently, further displacement is marked by major fracturing and development of extensive porosity and permeability and precipitation of the rich Ag-Pb-Zn mineralization." The age of the Keno Hill vein-fault system is uncertain, however, they are younger than the Tombstone intrusions as they can be seen to cut the dyke on the McQuesten property. It was similarly observed at Dublin Gulch that the Au-Bi-As-W bearing quartz veins were overprinted by a later sericitic alteration and associated lead-zinc veins.”

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

8.0      MINERALIZATION
            Adapted from Caira and Stammers, 2000 and Brownlee, 1998

Mineralization on the McQuesten property has been documented from the results of historic trenching, early diamond and RC drilling, additional trenching of the West and East zones, and diamond drilling. Most of this work was focused on the West and East Zones, in the western area of the McQuesten Block. There are is no public record of occurrences of mineralization on the Hoito and Chiko Blocks. There is also no public record of exploration activities on these holdings.

From the results of prior exploration programs, mineralization on the property has been documented in the following five types of associations and styles, listed below. Anomalous gold values are associated with the retrograde pyrrhotitic skarn, quartz-arsenopyrite-pyrite veins and locally, with the siderite-base metal veins and breccias.

8.1      Mineralization Types and Relative Temporal Relationships

(1) Early quartz lenses and boudins
Occur in sedimentary rocks and not intrusives. Structurally controlled by fractures, small faults, shear zones and disrupted bedding planes. Host structures were developed during the early fold-thrust event.

(2) Quartz-scheelite veins
In early metamorphogenic quartz veins as crystals; veins tend to be regular, parallel stratigraphy, range from 2-10 millimetres in size and have associated elevated molybdenum values. Hosted mostly by quartzites and calc-silicate schists. Appear to be concentrated near intrusives.

(3)Calc-silicate skarn with pyrrhotite-(gold)
Shear and contact metamorphic-induced calc-silicate altered sediments (calcareous siltstones) contain abundant pyrrhotite (locally in massive bands) along low angle shear planes and later veins and fractures. The pyrrhotite occurs as stretched grains and blebs orientated along the foliation bands within the calc-silicate altered rocks, in areas of intense shear strain. In the West Zone, the pyrrhotite can form aggregates up to several mm=s in size where entire limestone beds have been skarnified. Pyrrhotite forms 99+% of the sulphide mineralization associated with the calc-silicate alteration, with minor/trace amounts of chalcopyrite, pyrite and sphalerite. No arsenopyrite was identified in polished thin sections.

(4) Pyrrhotite-pyrite disseminated in intrusives
In hornblende-plagioclase porphyry and granodiorite intrusions; where pyrrhotite (5-7%) and/or pyrite (3-4%) has pseudomorphed the reactive, carbonatized hornblende phenocrysts; pyrrhotite is also disseminated in gabbro sills (5-7%) with glassy, baked silicified contacts. The pyrrhotite occurs as irregular patches and aggregates and in hand specimens generally have a silvery bronze colour with rusty edges. In polished thin sections the pyrrhotite occurs in the 0.1 to 0.3mm size range associated with very rare grains of chalcopyrite. No grains of arsenopyrite or pyrite were seen in the polished thin section, indicating that either the arsenopyrite and pyrite where being misidentified or that the occurrence of arsenopyrite, pyrite, or arsenic pyrite is rare.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

(5) Quartz-arsenopyrite-pyrite+/-gold veins
Tend to occur in clusters of dilatent zones which have a suggested easterly to northeasterly strike; the dip of the veins is somewhat irregular but commonly steep south to vertical (?) to steep north. In large concentrations on the Aurex property, to the south. The veins range from 2 -10 millimetres in thickness. The veins at McQuesten are seen crosscutting schistose quartzites, phyllites, graphitic schist, calc-silicate sediments, hornblende porphyry, and granitic intrusions.

(6) Siderite-galena-sphalerite+/-arsenopyrite+/-gold veins/breccias
These veins and vein breccia zones may be similar to those described at Keno Hill, Galena Hill and Mount Haldane and are siderite healed brittle fault zones with coarsely crystalline galena and marmatite sphalerite. In the West Zone, these vein/faults trend northerly to north northwest with steep westerly dips and are related to the "transverse faults" described in the structural section. Where trenches T9701 and T9811 intersect the vein/fault, it is comprised of numerous small veins/faults and sub-parallel joints all infilled with moderately coarse yellowish brown sphalerite, minor fine grained galena, siderite and ± quartz, with minor pyrite, pyrrhotite. All vein/faults and joints are coated with manganese and minor to moderate iron oxide. The host rocks all show extensive sericitization.

The vein/fault exposed in trench T9824 is east east-north trending with a moderate southerly dip. This structure occurs in the "Keno Hill" quartzite (QTZT) and comprises a graphitic rich shear/gouge zone up to 2 cm wide. Coarse galena crystals up to several centimetres in size occur in the footwall of this structure, infilling fracture spaces in the footwall quartzite for up to 0.5 metres from the vein/fault. A 2 to 4 cm wide vuggy limonitic quartz veinlet partially healed by arsenopyrite (up to 30% arsenopyrite blebs & clots in vein) occurs approximately 1 metre above in the hanging wall.

(7)Oxidation Effects
Caira and Stammers, 2000 report that the effects of limonitic oxidation as widespread throughout the schist horizons along the 1.5 km strike length of known mineralization, and along fracture and fault surfaces to drilled depths of 32 metres. Limonite occurs along shear foliation planes and fracture surfaces as goethite after pyrite and hematite after pyrrhotite. Other oxide minerals include manganese wad, calcite, anglesite and scorodite. Limonitic sections typically have elevated geochemical results for mobile elements such as molybdenum, arsenic, antimony, bismuth and gold. Free gold has been panned from the West Zone, from the strongly oxidized material which was mined by B.Kreft (Schulze, 1998).

8.2      Geochemical Associations

Brownlee (1998) completed a statistical review of geochemical results obtained from all trench (1997,1998), historic drillcore (1981, 1983) and RC samples (1997) and reported several trends. Anomalous gold mineralization occurring on the McQuesten Property is most closely associated with calc-silicate alteration, as determined by the median value gold result based on rock type. Median values from skarn (SKARN-395 ppb) samples were at least 2 to 3 times higher than those from granite (GRNT-110 ppb), limestone (LMSK-180 ppb) and quartzite (MQSK-115 ppb). These rock types were all a magnitude higher in gold content than the others, which ranged from 12-45 ppb.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Brownlee also complete a statistical analysis of trench sample results in conjunction with the mapped alteration, fracture coatings and pyrrhotite. The most widespread gold mineralizing event is associated with the retrograde calc-silicate alteration within the Yusezyu Formation. This is shown by the overall elevated gold values associated with the different skarn types. Gold values did not appear to be affected by increasing amount/content of skarn, sericite or manganese fracture coating. This was also noted by Brownlee and Stammers, 2003, who reported that no anomalous gold were results were returned from an interval of strongly pyrrhotitic skarn encountered in MQ03-20. This hole was collared approximated 350 metres to the southeast of the East Zone, and tested a 200 x 100 metre remnant magnetic anomaly. Additionally, gold mineralization appears to increase in the granite dyke when it has been foliated, as in a trench in the West Zone area which was mined by B. Kreft.

Brownlee also reported show moderate to strong correlation of gold with bismuth and tungsten. A similar trend was noted from the results of the 2000 and 2003 drill programs, with reported gold associated with tungsten, iron, copper, arsenic, bismuth and tellurium. This geochemical signature is similar to that of other gold zones within several deposit related to plutons of the mid-Cretaceous Tombstone suite. It is therefore possible that an intrusive of the Tombstone Suite may have been a source of the mineralizing fluids for these styles for mineralization. As well, temporal relations between the granitic dyke(s) and pyrrhotite mineralization suggest that these types of mineralization. It is possible that the pyrrhotite bearing skarn mineralization and the disseminated pyrrhotite-pyrite in the intrusive dyke of the West Zone may be closely coeval with emplacement of the dykes along the EW trend and/or multiple apophyses of a larger pluton.

Both the structural and geochemical evidence at this time indicates that the replacement style gold mineralization predates the lead-zinc-silver vein fault mineralization. This is similar to the Dublin Gulch deposit, where Au-Bi-As-W veins are overprinted by sericite alteration and associated lead-zinc veins. Stammers reported

These observations suggest that there have been at least two different gold mineralizing events on the property. The gold mineralization associated with the granite and the As, Pb, Ag, Cd and Mn is related to the early enechelon and stockwork quartz-arsenopyrite ± gold vein faults of the Keno Hill camp (eg: as found in trench T9824). This mineralization event was then followed by the lead-zinc-silver vein fault mineralization (also of the Keno Hill camp) seen in the West Zone and trench T9824.

The other gold mineralizing event is associated with the retrograde calc-silicate alteration within the Yusezyu Formation. This is shown by the elevated gold values associated with the different skarn types. There is a general increase in the median gold values with "increasing" amphibolite, actinolite, pyrrhotite (in the "MQZT") and iron oxide fracture coatings.

The correlation coefficients for the "MQZT" show moderate to strong correlation of gold with bismuth and tungsten. This indicates that the probable source of the mineralizing fluids is an intrusive of the Tombstone Suite. This is supported by the presence of the granite dyke of the Tombstone Suite and which in part intrudes along the same structural trend which hosts/controls the calc-silicate alteration.

Both the structural and geochemical evidence at this time indicates that the replacement style gold mineralization predates the lead-zinc-silver vein fault mineralization. This is similar to the Dublin Gulch deposit, where Au-Bi-As-W veins are overprinted by sericite alteration and associated lead-zinc veins.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

9.0      EXPLORATION

Alexco Resource Corp. conducted a brief exploration program on the McQuesten property during the period from August 15th-August 26th, 2005. The program consisted of grid-based auger drilling of overburden covered areas on the Chiko and Hoito claim blocks, using a Bombadier mounted power auger drill. A total of 42 drill sites were tested, with 31 sites on the Chiko block and 11 sites on the Hoito block. Bedrock rock was encountered in all holes drilled on the Chiko block, but in only two of the holes drilled on the Hoito block. A total of 33 bedrock and 43 overburden samples were collected from the drilled sites and were submitted to ALS Chemex for gold and multi-element ICP analysis.

The program was designed to attempt reconnaissance bedrock mapping in overburden covered areas within the Chiko and Hoito claim blocks. In addition, the program was conducted as a trial exploration method to test its limitations, advantages and overall viability for future exploration programs. The procedure had mixed results, with all 31 sites drilled in the Chiko area encountering bedrock (Figure 12) but only 2 of 11 sites drilled in the Hoito area encountering bedrock (Figure 13). This discrepancy appears to be due to the difference in overburden type in each area: the Chiko block is covered by colluvium and glaciofluvial deposits while the Hoito area is covered by glaciofluvial and alluvial gravels.

In the Chiko area, bedrock was encountered at depths ranging from 4-25 feet (1.2 -7.6 metres). The bedrock (BR) is commonly overlain by an interval of collivium of broken bedrock (BBR) which is 1-8 feet thick (0.3 -2.4 metres) and/or glaciofluvial (GF) debris consisting of well sorted gravels and muck which is 6-25 feet thick (1.8 -7.6 metres). Thicker sections of glaciofluvial gravels and overlying peat and muck are most common in the western part of the block, at sites near the drainages of Galena Creek.

Auger drilling in the Chiko area encountered a diverse range of bedrock lithologies similar to those of the Yusezyu Formation in the McQuesten Block. Moderately strained to schistose phyllite, graphitic phyllite, sericite schist and their calcareous equivalents occur together with limestone horizons in a succession which thus appears to be laterally continuous between the McQuesten and Chiko Blocks. The noted lithological diversity and high levels of strain in the Chiko area suggests the area may be similarly prospective to host both skarn and vein type mineralization. Evidence for migration the hydrothermal fluids through the Chiko succession is noted as common centimeter to subcentimetre scale quartz lenses and veinlets +/- pyrite emplaced along cleavage planes. As well, one drill site in the northwest (NDR0942) encountered quartz veining with marginal arsenopyrite, pyrite, galena and minor sphalerite, stibnite, and is similar to vein-style mineralization encountered in trenches and drillholes, on the McQuesten claim block to the west. Within the Elsa Mine area, this part of the stratigraphy was historically considered to be in the hangingwall of the silver bearing vein system and has been largely overlooked for its gold potential.

The geochemical results for bedrock samples in the Chiko area clearly identify the mineralized sample NDR0942 and the overlying sample of glaciofluvial gravels as highly anomalous in several elements:

NDR0942 Bedrock Sample Result 0.07 ppm Au, 618 ppm Sb, 5790 ppm As, 8.3 ppm Ag, 1195 ppm Pb, 665 ppm Zn NDS2268 Overburden Sample Result 238 ppm As, 3.2 ppm Ag, 90 ppm Pb, 206 ppm Zn

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

The overall lack of and/or inconsistent anomalism of other samples suggests that mineralization in the Chiko area may occur as discrete veins such as encountered by drilling in the northwest and by historic trenching in the southeastern area. Within the drill grid of approximately 400 x 200 metres, there remains considerable room for veins within this area.

In the Hoito area, there was very little success in reaching bedrock through a thick succession of glaciofluvial gravels. The holes were drilled to depths ranging from 14-36 feet (4.3 -11 metres). Bedrock was encountered in only two sites at depths of 23 feet (7 metres). The bedrock (BR) at these sites (NDR0958-59) is moderately hard, medium grey, phyllite to pearly chlorite-sericite schist. Overlying the bedrock is a thick succession of muck and glaciofluvial debris comprised of moderately well sorted, subrounded cobbles of diorite, gabbro +/- quartzite up to 5 cm in size. This material resulted in challenging drilling conditions which required termination of drilling due to excessive auger wear and lack of drilling progress.

The two sites which encountered bedrock were of phyllitic schists, similar to those mapped on the McQuesten claim block to the south. Little to weak geochemical anomalism was obtained from samples of the overburden; however a single site (NDS2285) on the western area of the claim block returned an elevated gold result of 0.11 ppm. Given the lack of knowledge of the underlying bedrock lithology and the depth to bedrock, no inferences can be made from this result.

Overall the auger drilling procedures used during the 2000 and 2005 programs had mixed results, encountering bedrock mostly in areas of covered by colluvium and till with little success in areas covered by glaciofluvial and alluvial gravels. Therefore, future auger drilling should be limited to areas of colluvium and till.

A follow-up program of detailed hand auger soil sampling (100 or 50 metre spaced lines with 25 metre stations) is recommended in the western area of the Chiko Block to further test the potential of this area. An insitu geochemical signal of underlying mineralization may be preserved in the overlying colluvium and broken bedrock. Detailed ground geophysical surveys (ground magnetics and induced polarization) would be contingent on these results and/or conducted concurrently, to further discriminate bedrock lithologies and to identify potential sulphide bearing zones of mineralization.

473000 mE
474000 mE
475000 mE
476000 mE
7085000 mN
7084000 mN
7083000 mN
Creek
N
Galena Creek Road
Williams Creek Road
Bedrock Sample NDR0942
0.07 ppm Au
618 ppm Sb
5790 ppm As
8.3 ppm Ag
1155 ppm Pb
665 ppm Zn
YC02670
YC02671
YC02672
YC02673
YC02674
YC02675
YC02676
YC02677
YC02678
YC02679
Auger Bedrock Samples
Lithology
LS Limestone
P Phyllite
P# Phyllitic schist
PC Calcareous Phyllite
PC# Calcareous Phyllitic Schist
PCG# Calcareous, Graphitic Schist
PG# Graphitic Phyllitic Schist
S# Sericite Schist
all others
Field Located Claim Post
Highlight of Geochemical Results
ALEXCO RESOURCE CORP.
Figure 12
McQUESTEN PROPERTY
CHIKO CLAIM BLOCK
2006 Auger Site Locations,
Bedrock Lithology and Highlights
0
125
250
500

ALEXCO RESOURCE CORP.
Figure 13
McQUESTEN PROPERTY
HOTO CLAIM BLOCK
2005 Auger Site Locations
Geochemical Highlights
2005 Auger Drill Site
Field Located Claim Post
Highlight of Geochemical Results
N
Overburden Sample NDS2268
0.11 ppm Au
Silver Trail Highway
Thompson
Creek
YC02324
YC02323
YC02326
YC02325
YC02328
YC02327
YC02330
YC02329
YB28998
YB28999
YB28945
YB29005
YB29003
YC10995
YB29394
YB64192
YB64186
468000 mE
469000 mE
470000 mE
7086000 mN
7085000 mN
7084000 mN
2500

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

10.0      DRILLING

10.1      Programs

All historical diamond drilling conducted on the property by prior operators has been completed on the McQuesten Block and was mostly focused on the West and East Zones. Alexco Resource Corp. has not conducted any diamond drilling on the property. The general distribution of historical drill holes on the property is shown in Figure 14. Appendix 1 is a listing of drillhole locations and drilling details.

In 1981, Island Mining and Exploration conducted diamond drilling to test the Ag-Pb-Zn Wayne occurrence in the area now referred to as the West Zone. A total of 1212 metres in 14 holes were drilled to test the NS trending vein structure over a strike length of 130 metres and to vertical depths of less than 80 metres. The holes were all inclined and drilled along EW to WNW-ESE trends, approximately parallel to the stratigraphy in this area. Records for these holes are sketchy and photocopies of original drill logs indicate that only selected samples were analyzed for silver, lead, zinc, gold and antimony. This core was reportedly stored at the Yukon core library but the record has been largely destroyed by later sampling (Brownlee, 1998).

Although the 1981 program targeted the Ag-Pb-Zn Wayne occurrence, several of the drill holes encountered gold values associated with intervals of pyrrhotite skarn mineralization. In 1983, Island Mining and Exploration conducted diamond drilling to test the East Zone occurrence. A total of 795.6 metres in 7 holes were drilled vertically. The exact positions of the 1981 and 1983 drill holes is uncertain and was therefore calculated from historic sketches (Brownlee, 1998). Available records do not indicate the original target the East Zone mineralization, but it may be from results of historic trenching on the Don claims by Ron Holway and/or geophysical responses from early surveys conducted by Silver Springs Mines Ltd. It is uncertain if these surveys covered the area of the West and East Zones.

Photocopies of the original logs and assay certificates for the 1983 drill holes are archived in Whitehorse with D. Brownlee. These indicate that only selected samples were analyzed for silver, lead, zinc, gold and antimony. This core was reportedly stored at the Yukon core library but the record has been largely destroyed by later sampling (Brownlee, 1998). In 1998, Viceroy relogged the core from the 1981 and 1983 drill campaigns and collected and analyses an addition 348 samples from the 1981 drillholes. Photocopies and/or originals of the logs, relogs and assay certificates are stored with D. Brownlee, in Whitehorse.

In 1997, Eagle Plains conducted reverse circulation drilling using Midnight Sun Drilling of Whitehorse, Yukon. A total of 287.2 metres were drilled in seven holes which tested the West and East zones. In the West Zone, four holes were drilled vertically (RC97-02 to -05) to a depth of up to 65 metres. In the East Zone, three holes (RC97-01, 01a, 06) were drilled to the north, across the stratigraphy. In 1998, Viceroy re-logged the chip intervals from this program. Photocopies and/or originals of the logs and re-logs are stored with D. Brownlee. In 2000, Newmont conducted NQ2 diamond drilling using Major Drilling of Smithers, BC. A total of 883.2 metres were drilled in five holes which tested four targets along the 1500 x 600 metre pyrrhotite skarn zone of the West (MQ00-02, 04) and East Zones (MQ00-01, 05). The fifth hole (MQ00-03) was drilled in the Far East area, approximately 600 metres to the east, to test geophysical responses in the vicinity of anomalous auger sampling results.

Hoito
McQuesten
Thompson
Creek
MAYO-KENO ROAD
Power
Line
R/W
Refer to Fig. 13a, 13b
WEST
EAST
FAR EAST
SOUTH EAST
THOMPSON
CREEK
SOUTH
McQUESTEN
ROAD
N

LEGEND

- Trench
- Drillholes
- Area of Interest
- Magnetic source (buried intrusion)
- Alteration (remnantly magnetized pyrrhotite skarn zones)

ALEXCO RESOURCE CORP.

McQuesten Project

Figure 14

Drilling

(From Newmont, McQueston and Hoito Blocks)

105M/13, 14 Nad 83 UTM Zone 8 May, 2005

0 500 1000

Metres

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Photocopies of original logs and assay certificates are contained within reports stored with M. Stammers in N. Vancouver. All drillcore from this campaign is stacked in cross piles on the property.

In 2003, SpectrumGold conducted NQ diamond drilling suing Britton Bros. of Smithers, BC. A total of 3,071.8 metres were drilled in eighteen holes which mostly provided widely spaced drill hole coverage to test the continuity of mineralization from the West to East Zones. A total of 952.8 metres in six holes tested the West Zone (MQ03-06,07,08,09,14,15) and 862.6 metres in five holes tested the East Zone (MQ03-13,20,21,22,23). A single hole (MQ03-12) tested anomalous trenching results in the north area and two holes (MQ 03-18, 19) tested high magnetic responses in the Far North area.

10.2      Results

The more significant gold results from the various drilling campaigns are listed in Tables 5a and 5b below. All reported widths (metres) for results below refer to drilled downhole intervals rather than true widths. It is the author’s opinion that it is currently not possible to determine true widths due to the density of exploration data and the diversity mineralization styles.

The location of drill holes in the West and East Zones are shown in Figures 13a and 13b, respectively, with detailed geology, trench locations and selected intercepts. Diamond and reverse circulation drilling has several areas of the property, including West, Central, East, North, Southeast, Far East and Far North. The combined results of exploration on the property in these areas (including diamond drilling) is discussed below:

West Zone

Historic drilling by Island Mining and Exploration in 1981 targeted the northwest trending Ag-Pb-Zn structure of the Wayne occurrence, but also recognized the association of anomalous gold results with weak retrograde skarn mineralization and locally, within the dykes.

Thirteen of the drill holes were spaced over a 1.3 km distance and were drilled either east or west, to test the projection of the subvertically dipping Wayne Vein. The fourteenth hole was collared to the north, of this series, to test for an extension of the newly discovered gold-tungsten skarn mineralization. Drillholes D81-01 to D81-04 tested the northern part of the Wayne structure, in the area which was previously trenched and mined. These holes failed to intersect the vein. The drillholes to the south (D81-05 to D81-13) had better success and traced the narrow vein over a strike length of 95 metres and to a vertical depth of 80 metres. The disposition and location of the vein intercepts suggested some later displacement of the vein structure may have occurred. The most significant results were obtained from drill holes D81-05 and D81-07, as reported by Archer and Elliot, 1982):

4.02 oz/ton Ag, 0.058 oz/ton Au, 5.22% Pb, 4.78% Zn over 0.75m (D81-05)
2.88 oz/ton Ag, 0.032 oz/ton Au, 2.06% Pb, 2.53% Zn over 2.20m (D81-07)

This drilling also intersected two narrow gold and tungsten bearing horizons within retrograde calc-silicate altered sediments with associated pyrrhotite. The surface exposure of these horizons is in the vicinity of the granitic dyke and the area mined for the Wayne Vein. The upper horizon was intersected in eight of the drill holes, with variable gold results from 0.014 to 0.972 oz/ton gold over widths of 0.45 to 3.6 metres (Archer and Elliot, 1982).

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

The lower horizon was intersected in four of the drill holes, with similar variably gold results from 0.003 -0.437 oz/ton gold over widths of 1.2 to 5 metres (Archer and Elliot, 1982). Recent compositing by Caira and Stammers, 2000, similarly identified significant intercepts within these horizons, such as:

Table 5a: Summary of Significant Gold Intercepts from Drilling
1981, 1983, 1997 programs (from Caira and Stammers, 2000)

Hole
No.	Area	Length	Interval	Intercept	Gold
		metres	metres	metres	g/t
D81-02	West	108.0	79.0-83.0	4.0	0.59
D81-03	West	89.0	53.0-55.0	2.0	1.75
D81-04	West	80.0	8.0-10.0	2.0	0.85
D81-07	West	125.0	16.0-18.0	2.0	0.47
	West		109.0-111.0	2.0	0.76
D81-8	West	77.0	37.5-41.5	4.0	0.83
	West		43.0-58.0	15.0	1.81
D81-9	West	73.0	35.4-45.0	9.6	1.60
	West		50.0-51.5	1.5	6.90
	West		51.5-54.5	3.0	1.70
D81-10	West	117.0	103.0-106.0	3.0	0.45
D81-11	West	59.0	41.0-58.8	17.8	?
D81-12	West	102.0	50.0-90.0	40.0	?
D81-13	West	60.0	64.0-75.0	11.0	1.32
D81-14	West	27.0	22.4-25.0	2.6	2.33
D83-01	East	136.0	15.0-27.0	12.0	0.91
			79.0-88.0	9.0	0.81
			100.0-109.6	9.6	4.10
D83-02	East	136.0	80.0-94.0	14.0	0.54
D83-03	East	74.0	29.0-32.0	3.0	0.38
D83-04	East	99.6	73.0-76.0	3.0	4.10
D83-06	East	160.6	63.0-66.0	3.0	5.60
			103.0-114.0	11.0	1.51
D83-07	East	113.6	29.0-34.0	5.0	3.34
			103.4-114.5	11.1	1.51
RC97-01	East	21.0	9.0-12.0	3.0	0.53
RC97-01a		21.0	12.0-15.0	3.0	0.46
RC97-02	West		8.0-35.0	27.0	2.11
RC97-03	West	30.5	7.1-27.4	18.3	3.74
RC97-06	East	104.0	7.0-10.0	3.0	0.41
			34.0-52.0	18.0	0.48
			62.0-95.0	33.0	1.11

NOTE: All reported widths (metres) for the above results refer to drilled intervals rather than true widths of the extent of mineralization. It is the author’s opinion that it is currently not possible to determine true widths due to the density of exploration data and the diversity of mineralization styles.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

                         Table 5b: Summary of Significant Gold Intercepts from Drilling
                         2000, 2003 programs (from Brownlee and Stammers, 2003)

Hole No.	Area	Length	Interval	Intercept	Gold
		metres	metres	metres	g/t
MQ00-1	East	165.5	54.2-64.0	9.8	0.44
			70.0-72.5	2.5	3.21
			115.0-122.5	7.5	0.89
			145.1-151.2	6.1	2.55
MQ00-2	West	100.5	26.0-30.5	4.5	1.29
MQ00-3	Far East	150.9	142.0-145.0	3.0	2.98
MQ00-4	West	119.0	25.0-36.5	11.5	1.54
			82.7-119.3	36.6	1.37
		incl.	82.7-95.5	12.8	1.48
		incl.	97.3-105.0	7.7	1.94
			115.0-119.3	4.3	3.31
MQ00-5	East Extn	253.0	4.6-18.5	13.9	1.31
			50.9-58.0	7.1	KH type
MQ03-14	West	200.3	122.0-128.0	6.0	0.94
			144.0-148.0	4.0	1.87
MQ03-08	West	228.3	106.5-111.5	5.0	1.98
			129.5-140.9	11.4	0.87
			164.5-171.7	7.2	1.11
MQ03-09	West	123.8	3.7-123.8	120.1	1.36
		incl.	3.7-24.7	21.0	0.53
			51.2-58.9	7.7	13.64
			94.7-102.5	7.8	3.68
			57.8-58.9	1.1	84.80
MQ03-15	West	227.7	97.0-106.2	9.2	0.39
MQ03-10	Central	135.6	53.0-64.0	11.5	0.57
MQ03-11	Central	151.5	69.0-75.2	6.2	1.60
			78.2-86.7	8.5	1.08
MQ03-16	Central	193.6	91.2-96.5	5.3	1.50
			153.7-159.5	5.8	1.12
MQ03-17	Central	197.2	82.7-93.5	10.8	1.94
MQ03-12	North	126.9	91.9-92.2	0.3	12.00
MQ03-13	East S.	186.5	17.37-23.8	6.4	2.69
MQ03-20	Southeast	187.8	49.5-59.7	10.0	0.60

NOTE: All reported widths (metres) for the above results refer to drilled intervals rather than true widths of the extent of mineralization. It is the author’s opinion that it is currently not possible to determine true widths due to the density of exploration data and the diversity of mineralization styles.

7084200N
466600E
466800E
7083800N
N
T9801
T9802
T9803
T9805
T9806
T9807
T9701
T9709
T9811
T9703
T9702
T9821
T9815
T9812
T9816
T9704
T9804
Wayne Vein
D81-01
D81-02
D81-03
D81-04
D81-05
D81-06
D81-07
D81-08
D81-09
D81-10
D81-11
D81-12
D81-13
D81-14
RC97-02
RC97-03
RC97-04
RC97-05
MQ00-2
MQ00-4
MQ03-06
Abandoned
MQ03-07
MQ03-08
MQ03-09
MQ03-10
MQ03-14
MQ03-15
(7,1 - 27,4)
3.74
18.3m
(35,4 - 45)
1.60
9.6m
(43 - 58)
1.81
15m
(26 - 30.5)
1.29
4.5m
(8 - 35)
2.11
27m
(3,7 - 123,9)
1.36
120.1m
Incl
84.80
1.1m
(53 - 64)
0,57
11,5m
(82,7 - 119,3)
1,37
36.6m
(129.5 - 141)
0,87
11,4m
Index
WEST
EAST

EARLY LATE CRETACEOUS (?)
TOMBSTONE INTRUSIVES

Granitic dykes and sills

UPPER PROTEROZIC
HYLAND GROUP (?) - within Robert Service Thrust

Quartzite (EQZT,SQZT), Phyllite (SQZT) and phyllitic quartzite to sericite schist (MQST)

Graphitic quartzite, graphitic schist (GQST) and strongly foliated graphitic schist (GFLT)

Limestone (LMST) intercalated with skarn (LMSQ) sericite schist and phyllitic quartzite (SKMQ); skarn (SKARN)

MISSISSIPPIAN
KENO HILL QUARTZITE

Quartzite +/- phyllitic quartzite

Limit of Interpretation from trench mapping

LEGEND

Trench Intervals

Diamond Drill Holes

RC Drill Holes

Vein - Keno Style

Kreft High Grade Gold Area

(Interval)
g/t Au
metres

METRES
0 50 100

ALEXCO RESOURCE CORP.
McQuesten Project

Figure 15a

West Area Drilling Significant Results

105M/13 Nad 83 UTM Zone 8 May, 2005

467000E
467200E
467400E
7084200N
7084000N
7083800N
T9808
T9809
T9810
T9824
T9825
T9820
T9708
T9705
T9815
T9817
T9818
T9706
T9707
T9814
T9813
T9819
MQ03-12
D83-05
D83-04
D83-01
D83-02
D83-06
D83-07
D83-03
RC97-01
RC97-01A
MQ00-1
MQ00-5
MQ03-11
MQ03-16
MQ03-17
MQ03-22
MQ03-23
MQ03-13
(80 - 94)
0.54
14m
(100 - 109.6)
4.10
9.6m
(78.2 - 86.7)
1.08
8.5m
(82.7 - 93.5)
1.94
10.8m
(14.5 - 151)
2.55
6m
(62 - 95)
1.11
33m
(103.4 - 114.5)
1.51
11.1
(17.37 - 23.8)
2.69
6.4m
Index
WEST
EAST
EARLY LATE CRETACEOUS (?)
TOMBSTONE INTRUSIVES
Granitic dykes and sills
UPPER PROTEROZOIC
HYLAND GROUP (?) - within Robert Service Thrust
Quartzite (EQZT,SQZT), Phyllite (SQZT) and phyllitic quartzite to sericite schist (MQST)
Graphitic quartzite, graphitic schist (GQST) and strongly foliated graphitic schist (GFLT)
Limestone (LMST) intercalated with skarn (LMSQ) sericite schist and phyllitic quartzite (SKMQ); skarn (SKARN)
MISSISSIPPIAN
KENO HILL QUARTZITE
Quartzite +/- phyllitic quartzite
Limit of interpretation from trench mapping
LEGEND
Trench Intervals
Diamond Drill Holes
RC Drill Holes
Vein - Keno Style
Kraft High Grade Gold Area
(Interval)
g/t Au
metres
METRES
0
50
100
ALEXCO RESOURCE CORP.
McQuesten Project
Figure 15b
East Area Drilling
Significant Results
105M/13
Nad 83 UTM Zone 8
May, 2005

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

1.81 g/t Au over 15.00 metres	(D81-08)	within intrusive
1.60g/t Au over 9.60 metres	(D81-09)	upper horizon

As well, local dyke intervals mineralized with pyrrhotite, pyrite and up to 2% arsenopyrite returned anomalous gold results. While the spatial relationship between the skarn mineralization and the dyke was noted, Archer and Elliot considered it possible that the dyke itself may not be the mineralizer, and thay it may have earlier occupied a dilational zone w/in the structural corridor. Higher temperature and pressure andalucite was reported in sediments at depth, suggesting a pluton at depth may have had role and this intrusive and/or related structures may used the same pathway for migration of skarn fluids as the observed dyke.

In 1997 five reverse circulation holes were drilled in the area of the dyke, where the schist was high graded by B. Kreft. Significant results were returned. These results further confirmed significant grade and width potential in the area.

3.23 g/t Au over 21.3 metres	(RC97-03)
1.77 g/t Au over 35.3 metres	(RC97-02)

Brownlee incorporated the 1981/1997 drilling results and the 1997/1998 trenching results, into a preliminary three dimensional model. The combined disposition of geological features and gold results based on these results are quoted below as an excerpt from Brownlee, 1998.

“The West Zone comprises a stratigraphic sequence of interbedded quartzites, schists (both variably calcareous) and limestone. This sequence is cut by a fairly flat lying thrust fault which dips slightly to the south and apparently outcrops north of trench TR9701 and TR9811 and west of TR9802 (the relative offset of this structure is unknown). This thrust fault appears to truncate known surface showings at depth (of only 5 to 10 metres) and truncates mineralized sections identified in drill sections, leaving them blind. This package is cut by a granite dyke which is subvertical and has intruded along a structure whose hanging wall (south side) is uplifted 5 to 10 metres relative to the foot wall (north side). Previous drilling shows two traceable limestone/skarn horizons, five to ten metres thick below the thrust fault, with the lower horizon being fairly consistently mineralized. The mineralization in the upper horizon appears to be related to the intersection of the horizon with the granite dyke (eg. D81-09, RC97-03). Drill results indicate that the margins of the granite dyke, and where it cuts a calcareous unit, has potential for hosting significant mineralization (eg. D8108, D8109, D8114, RC9702). These mineralized intersections generally can not be correlated to other intersections due to the geometry of the historical drilling and therefore their potential is unknown.”

Subsequent diamond drilling by Newmont (2000) and SpectrumGold (2003) was designed to test the extent and grade of the above interpreted skarn horizons. A combined total of seven drill hole tested the area over an 250 x 250 metre area, to vertical depths of 200 metres in the south. The holes were drilled on a 100 x 100 metre grid. The drilling intersected a series of moderately to shallowly dipping calc-silicate altered horizons which have been cut by a 5-20 metre granitic dyke. The dyke trends oblique to the stratigraphy along a general ENE trend and dips subvertically to the south. A resultant line of intersection between these two elements would plunge steeply to the southwest. Downdip to the south, the calc-silicate horizons appear to thicken and.or become wider intercalations of multiple narrow horizons.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Although the horizons are similarly mineralized with pyrrhotite, there appears to be a high variably among gold content and many of the skarn horizons intersected in drilling show no gold anomalism. An earlier study by Brownlee indicated that the gold values were mostly associated with skarn; however, both trench and drill data indicate that narrow intervals of high grade gold are more commonly related to quartz-pyrite+/-arsenopyrite and siderite-galena-sphalerite+/-arsenopyrite veinlets/breccias which cross cut the skarn horizons and/or are localized along contacts.

In the West Zone, gold is thus found in four main associations:pyrrhotite-pyrite in intrusive, pyrrhotite skarn quartz-pyrite-arsenopyrite veining (mostly ENE to NE), and NNW to NW trending siderite-galena-sphalerite+/-arsenopyrite. All types of mineralization appear to cut the dyke and higher gold values were reported in an interval of foliated granite (Caira and Stammers, 2000). It is therefore possible that the dyke(s) were emplaced relatively early during a more widespread magmatic event, and that metasomatic fluids then migrated up similar pathways, resulting in widespread calc-silicate alteration.

In the area of the original Wayne occurrence, trenching and drilling results indicate this area is a locus for several convergent trends: ENE trending intrusive dyke, EW trending calc-silicate altered horizons, narrow ENE trending quartz-py+/- aspy veinlets and NNW trending siderite-galena-sphalerite veinlets/breccia zones of the Wayne structure. Higher grade gold values in locus are present in trenches and drillholes over what may be an area of <25 metres in diameter. With the current spacing of drill intercepts, there remains considerable for several other such traps.

The projection of the Wayne structure to the south appears to transect the central drilled section of holes MQ00-4, MQ03-8, D81-13 and D81-09. These drill holes both display multiple wider intercepts of higher grade skarn than holes drilled 100 metres to the west, and may be related to the proximal NNW transverse fault and multiple skarn horizons. Significant gold results include:

1.54 g/t gold over 11.5 metres (MQ00-4)	Upper horizon
1.37 g/t gold over 36.6 metres (MQ00-4)	Middle horizon(s)
3.31 g/t gold over 4.3 metres (MQ00-4)	Middle horizon
1.98 g/t gold over 5.0 metres (MQ03-8)	Middle horizon
1.11 g/t gold over 7.2 metres (MQ03-8)	Middle horizon
1.60 g/t gold over 9.6 metres (D81-09)	Middle horizon(?)
1.32 g/t gold over 11.0 metres (D81-13)	Middle horizon (?)

Additional intercepts in the footwall to the dyke appear to closely positioned to the convergence of the the lower horizon with the NNW trending Wayne structure and NE trending structures/veins. This locus is the area which was selectively high-graded for gold B. Kreft , and have been tested by only one RC drill hole:

3.74 g/t gold over 18.3 metres (RC97-03)	Lower horizon

(at convergence with NNW Wayne structure and NE trending structure)

The up-dip projection of the Middle horizon narrows just below surface and closer to the convergence of the hangingwall of the northern branch of the dyke and the footwall of the NNW Wayne structure. An intercept here returned 1.29 g/t gold over 4.5 metres. This correlates near surface intercepts in drillholes D81-07 and RC97-02, which returned respective intervals of 0.47 g/t gold over 2.0 metres.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

On a section 100 metres to the east, drillhole MQ03-9 also intersected three well mineralized skarn intervals. This drill hole intersected some of the best grades of gold on the property, in various associations. The first skarn interval was collared into and is flanked by an 11.2 metre interval of Keno style quartz-sulphide breccia which returned individual samples of up to 162 g/t silver, 2.86% lead, 1.59% zinc, 50 ppm antimony and 0.37 g/t gold. The entire quartz-sulphide breccia interval averaged 1.00 g/t gold over 6.32 metres. A skarn horizon at intermediate depths also returned significant gold which included a 1.1 metre interval which returned 84.80 g/t gold, over the skarn interval averaged 13.64 g/t gold over 7.7 meters. A deeper skarn horizon in the hanging wall to the dyke returned 3.68 g/t gold over 7.8 metres and the underlying dyke displays carbonate-clay alteration and is cut by gold-arsenopyrite veinlets. This interval returned

0.51 g/t gold over 10 metres.

Drillhole MQ03-15 was planned to test the downdip extension of mineralization encountered in MQ00-04 and D81-13. The stratigraphy intersected appears different from that intersected to the north in MQ03-09, and consists of a thick section of intercalated siltstones, graphitic siltstones and quartz siltstone with rare narrow limestone horizons. An approximate 10 metre section of hornblende porphyry dyke was intersected a depth is can be correlated updip. The stratigraphy variability suggests that some stratigraphy may have been offset by faults zones which predate the emplacement of the dyke.

The grade and width potential gold mineralization within structural loci has demonstrated in the area of the original drilling of the Wayne occurrence, as well as in drillholes MQ00-04 to the south and MQ03-09 to the southeast. Denser drill patterns are warranted to test the extent of these areas.

Central Area

To the southeast of the West Zone, the gold prospectivity of skarn horizons was tested by three, 100 metre spaced drillholes (MQ03-10, 11, 16). These drillholes all intersected intercalated horizons of calc-silicate, calcareous and carbonaceous siltstone, minor limestone and quartzite. The up-dip holes MQ03-10 and MQ03-11 both intersected narrow porphyry dykes at depth. Anomalous gold results were intersected within skarn horizons cut by ENE and/or NW trending structure, in holes MQ03-11 and -16:

1.50 g/t over 5.3 metres (MQ03-11)
1.08 g/t over 8.5 metres (MQ03-11)
1.12 g/t over 5.8 metres (MQ03-16)
1.12 g/t over 5.8 metres (MQ03-16)

East Zone

The multiple narrow skarn horizons encountered in drilling of the Central Zone appear to persist into the East Zone, as documented by several phases of drilling in 1983, 1997, 2000 and 2003. The stratigraphy in this area includes the strike projections of upper skarn mineralized horizons intersected in drillholes MQ03-009 and MQ00-04, in the West Zone. A narrow EW trending granitiic dyke was reported exposed by historic surface trenching and several narrow (metre scale or less) dykes have been encountered in diamond drilling.

The drilling campaigns have tested panels of skarn mineralization over 400 x 200 metre window, with an additional hole drilled to the southeast (MQ03-13), to more of the stratigraphy.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Initial drilling in 1983 tested a 100 x 100 metre area with a series of vertical diamond drillholes. Three RC drillholes were also drilled in the area, with only RC97-06 drilled to a depth in excess of 20 metres. All of these drill holes intersected significant gold values in multiple narrow skarn intervals, with local higher values related to crosscutting ENE to NE and NW trending faults and/or qtz veinlets. Significant results include:

0.91 g/t gold over 12.0 metres (D83-01)
4.10 g/t gold over 9.6 metres (D83-01)
0.54 g/t gold over 14.0 metres (D83-02)
4.10 g/t gold over 3.0 metres (D83-04)
5.60 g/t gold over 3.0 metres (D83-06)
1.51 g/t gold over 11.1 metres (D83-06)
1.11 g/t gold over 33.0 metres (RC97-06)

Subsequent to these programs, the extent of the East Zone mineralization was further tested by a series of north-south trending trenches and diamond drill holes spaced along a 100 x 100 metre grid which stepped out approximately 150 metres to both the west and east of the original drilling.

The drilling intersected a series of moderately dipping horizons of calc-silicate which are intercalated with variably calcareous and graphitic siltstone, limestone, quartzite and cut by narrow monzonite dykes. Similar to in the West and Central zones, the skarn horizons consistently host the gold mineralized, but are not anomalous with gold throughout. Local higher grade gold results are associated with crosscutting ENE to NE and NW trending structures and quartz veinlets. Gold values are associated with elevated bismuth, antimony +/- arsenic values. Significant results include:

1.03 g/t gold over 9.0 metres (MQ03-17)
1.94 g/t gold over 10.8 metres (MQ03-17)
2.55 g/t gold over 6.1 metres (MQ00-1)
1.31 g/t gold over 13.9 metres (MQ00-5)-East extension area

Several drillholes, MQ03-17, MQ00-5 and MQ03-13 intersected anomalous Keno style base metal +/- gold mineralzation. The significant gold mineralized skarn horizon in drill hole MQ03-17 returned 1.94 g/t gold over 10.8 metres, and was also anomalous in tungsten (850 ppm) bismuth (205 ppm), silver (153 ppm), lead (1820 ppm), zinc (2360 ppm) and copper (651). These results are signatures similar those associated with the NNW to NW trending Keno style transverse veins and suggest a similar structure may be flanking this section.

Drill hole MQ05-15 was drilled to the northeast, to test wide sections of anomalous gold in skarn horizons exposed in trenches TR98-13 and TR98-14. As noted above, the hole intersected an upper zone (to 18.5 metres) of calc-silicate sediments with crosscutting and foliation quartz-sulphide veins and sericite-clay-pyrite veinlets. From 52.38 -56.6 metres, the hole intersected a Keno style mineralization as a siderite healed breccia with galena, sphalerite and quartz vein clasts. Anomalous results of 28 ppm silver, 1152 ppm Pb, 2050 zinc, and 364 ppm arsenic were returned from this interval.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

North

A single hole, MQ-12, was drilled to test the downdip extent of broad gold mineralization intersected in trench TR98-10 (3.42 g/t gold over 20 metres). This intercept corresponds with a broad interval of EW trending calc-silicate sediments which are cut obliquely by the ENE trending dyke extending from the West Zone. Flanking trenches displayed little gold anomalism and therefore, it was consider that gold mineralization may be confined to the line of intersection between these trends.

The hole intersected carbonaceous siltstone, quartzite and the feldspar porphyry dyke. A 15cm wide band of semimassive sulphide with trace visible gold, pyrite pyrrhotite, arsenopyrite and chalcopyrite returned 12.00 g/t gold over 0.30 metres.

Far North

Two drillholes, MQ03-18 and MQ03-19 tested remnant magnetic anomalies located approximately 500 metres north of the West Zone. The holes intersected quartzite and carbonaceous quartzite with weakly developed calc-silicate intervals, and minor monzonite dykes. Mineralization consisted of pyrite and pyrrhotite, with trace arsenopyrite, chalcopyrite and scheelite. Sporadic gold values are associated with minor arsenopyrite veins and scheelite (Brownlee and Brownlee and Stammers, 2003).

11.0      SAMPLING METHOD AND APPROACH

No details are available regarding sampling methods and approach, for the early 1981, 1983 and 1997 drill programs. Extensive resampling and sampling of the 1981 holes was completed during the later programs by Viceroy; these procedures are documented below.

All geochemical, assay, whole rock, petrographic and other samples from the 1997 and 1998 program by Viceroy were collected in the same manner, as documented by Brownlee, 1998. Specific sample sheets were used to document sample location (and position in the trench) and geological information of lithology, alteration, mineralization and structure. Samples were collected by a single individual and sample ID tags were placed inside, outside of the bags and random duplicate samples were collected. Samples were daily placed in bulk shipping containers and sealed on the property, transported to base camp and then sent to BTS Transport in Whitehorse for shipment to ALS Chemex Labs in Vancouver.

The sampling method for both the 2000 and 2005 auger drilling programs was documented as an appendix by O.Lavin, 2000, in the reports by Caira and Stammers, 2000 and Fingler, 2005. Bedrock sample intervals typically ranged from 0.5 -2.5 metres in thickness. As the cuttings rise to the surface, they are examined to determine if they are from bedrock. The drill bit was then lowered near to the bottom of a large plastic container, to collect 3-10kg of material from a 3-5 foot interval. The sample material was placed into a pre-numbered plastic sample bag and if the sample was too large, it was split into two. The sample bags were then securely fastened and forwarded for analysis. During the 2005 program, an additional sample of overburden material was collected above the bedrock material and placed into a Kraft soil bag. Notes were collected regarding site location, sample depths and intervals, vegetation and topography, bedrock and overburden type, mineralization and reaction of sample media to hydrochloric acid.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Among the records available to the author, there were few details regarding drill core sampling methods for the 2000 drilling program by Newmont. Reviews of drill core from the 2000 and 2003 programs, during the site visit, determined that the core boxes were clearly labelled and that core intervals were sawn for sequential and continuous downhole intervals and numbered sample tags were placed in the boxes. Brownlee and Stammers (2003) provide a detailed description of core sample collection methods for the 2003 drilling program by SpectrumGold. The core was sawed, sampled, and labelled according to industry standards. Core samples were collected into sealed individual bags and grouped together into rice bags secured with zap straps. Twice each week, the rice bags were delivered to Kluane Transport Ltd., in Mayo, for shipping by truck to Whitehorse and furtherance to ALS Chemex in North Vancouver, with Northwest Freight Systems.

The significant results of the various sampling programs have been previously summarized and discussed in the HISTORY, EXPLORATION and DRILLING sections of this report.

12.0      SAMPLE PREPARATION, ANALYSES AND SECURITY

There are no details available for sample security for the 1981, 1983 and 1997 sampling programs. There are few to no details available regarding sample preparation, for samples collected and analyzed during the 1981, 1983 and 1997 programs. Photocopies of original logs from the 1981 program suggests selected samples were analyzed for gold, silver, lead, zinc and tungsten. Photocopies of assay certificates from the 1983 programs indicate that samples that the drill core samples were analyzed by Bondar-Clegg of Whitehorse. Samples were assayed for gold, silver and tungsten. Photocopies of assay certificates of samples from the 1997 RC drilling program indicate that they were analyzed for gold by Northern Analytical Labs of Whitehorse.

Security for the 1997 and 1998 trenching and core sampling programs of Viceroy are documented above, by Brownlee, 1998. Samples were forward to Chemex Labs of North Vancouver, BC, and were ring crushed to 150 mesh. A 30g pulp sample was analyzed for gold by fire assay with an atomic adsorption finish. Silver was analyzed by fire assay with a gravimetric finish and a 32 element scan was completed by ICP-AES.

The methods of sample preparation, analysis and security for the 2000 program by Newmont were documented by Caira and Stammers, 2000. There is no documentation of quality control or quality assurance procedures. The 2005 auger drilling program was conducted using the same methods of sample collection, sample preparation, analysis, and similar standards of security as the 2000 auger drilling program, where samples were returned daily to the hotel by the geologist for locked storage in sealed rice bags. At the end of the program, samples were delivered by the geologist to a transport company in Whitehorse, for furthurance to the ALS Chemex Labs of North Vancouver. Three pulps of standard material were submitted into the sample stream and the lab also inserted an internal standard into each analytical batch.

Rock sample, bedrock auger and drill core samples from the 2000 and 2005 programs were passed through a primary crushed to yield a product in which greater than 60% was less than 2mm. A 200-300 gram split was then taken using a stainless steel riffle splitter and was subjected to a ring grind to 95% at 150 mesh size, to generate a pulp. Soil and overburden samples from both programs were dried, hammered and sieved, to generate a pulp.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

For each sample, a 30g split of this pulp was analyzed for gold by fire assay with an atomic adsorption finish. Also for each sample, a 0.5 gram split was subjected to an aqua regia digestion and analyzed for 32 elements by a combination of ICP-AES and ICP-MS methods. The latter method was used on samples which returned values higher than the geochemical detection limits.

The methods of sample preparation, analysis and security for the 2003 program were documented by Brownlee and Stammers, 2003. A comprehensive QA-QC program was implemented for drill core sampling, involving the sampling of duplicates and the insertion of standards and blanks.

The sampling procedure was based on a 20 sample batch system, with the 10th being a standard, the 20th being a blank, and one other sample in the series being a duplicate. A reddish shale decorative stone purchased from Home Hardware, of Whitehorse, was used a the blank and three different pre-made standards from WCM Minerals Ltd., of Vancouver, were used. A total of 113 samples of each type were collected.

Rock and drill core samples were fine crushed to greater than 70% passing a -2mm sieve size, with up to 250 grams then split and pulverized to greater than 85% passing a 75 micron sieve size, to generate a pulp. For each sample, a 30g split of this pulp was analyzed for gold by fire assay with an atomic adsorption finish. Also for each sample, a 0.5 gram split was subjected to an aqua regia digestion and analyzed for 34 elements by the ALS method ME-ICP41, of atomic adsorption spectroscopy. Samples were ICP-AES and ICP-MS methods. The latter method was used on samples which returned values higher than the geochemical detection limits.

13.0      DATA VERIFICATION

Original and/or copies of much of the data used for this report were obtained from D. Brownlee and M. Stammers. The author noted the original data, but did not complete a comprehensive review of this material, nor has reviewed all the assay and composite data from exploration programs conducted on the property.

Since 1997, the exploration programs on the McQuesten property have been conducted by professional geoscientists D.Brownlee and M.Stammers. The author relies on information from their reporting. It is the author’s opinion that, based on the reviews of the available information, these programs were conducted in accordance with industry standards. During the Viceroy programs, historic drillcore and RC sample chips were relogged and sampled (or resampled). This provided greater confidence in the integrity and consistency of the earlier recorded data.

The data from exploration programs has been largely compiled into AUTOCAD drawing files, ACCESS databases and EXCEL spreadsheet. Data has been variably presented between UTM NAD 27 and NAD 83 datums.

The author visited the property on May 18th and 19th, 2005 and reviewed selected outcrop exposures, drill core intervals, boundary claim posts and reclamation work, on the McQuesten Block. During the period from August 15th to August 26th, 2005, the author conducted on-site supervision of the auger drilling program on the behalf of Alexco, on the areas of the Chiko and Hoito claim blocks.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

14.0      ADJACENT PROPERTIES
             Adapted from Brownlee, 1998

“The McQuesten Project is located along the western margin of the Keno Hill Mining District, formerly a world class silver producing district. Keno City was built in the early 1900s, following the discovery of widespread abundant lead-zinc-silver veins. Considerable silver production occurred from the 1920s to 1940s, resulting in the construction of the town of Wernecke. UKHM was formed in 1946, and soon began major silver mining operations resulting in the construction of the towns of Elsa and Calumet, both now abandoned. UKHM, still retains mineral rights to crown grants and several quartz mining properties near the McQuesten Property, including the Snowdrift Claims just to the west.

Placer gold mining operations were established primarily along Duncan Creek, southeast of the property, and Haggart and Lynx Creeks north of the McQuesten River Valley. Placer gold was first discovered at Dublin Gulch in 1898, leading to surface exploration resulting in the delineation of the Dublin Gulch Deposit by 1991. The discovery of auriferous skarn and replacement gold mineralization within the Wayne Property in 1981, the Aurex Property in 1993, and the Len Property by 1996, led to the delineation of a new target model in the camp for bulk tonnage gold mineralization.

In 1974 and 1975 UKHM staked the adjoining SNOWDRIFT Claims to the west of the McQuesten Block. Exploration consisted of 80 holes of percussion drilling in 1976, 46 holes in 1982, and 3658 metres of percussion drilling and 4 diamond drill holes in 1984. Reports remain confidential; however, assays of up to 1.5% WO3 and 34.3 g/t Au were returned from pyrrhotite skarn. The property is still held by UKHM.”

The AUREX Claims adjoining the McQuesten Block to the south were staked by Yukon Revenue Mines in 1992 – 93 and are currently held by Stratagold Corp. No exploration of this area was recorded before this time. Exploration consisting of surface sampling, trenching, percussion drilling and geophysics has defined a broad area of gold, arsenic, antimony and bismuth anomalism. Values of up to 6.42 g/t gold over 6.1 metres were obtained from a drill hole collared on Aurex Ridge.

15.0      MINERAL PROCESSING and METALLURGICAL TESTING
               Adapted from Schulze, 1997

As part of the 1997 exploration program, Viceroy conducted preliminary metallurgical testing on three sample intervals from RC drill holes: RC97-2 (106-116 feet), RC97-3 (60-70 feet) and RC97-6 (293-303 feet). Cyanide bottle roll tests were conducted on the samples at the Adsorption Desorption Recovery Plant of the Brewery Creek Mine, reading intervals of 0,4,8,24, 48 and 72 hours and assaying the head samples with a fire assay finish.

The samples were of variably oxidized retrograde skarn style mineralization. A recovery rate of up to 75% was obtained from sulphide mineralization at a depth of 100 metre. Gold likely occurs mostly as free particles, with little reporting to sulphides. Free gold has also been panned from surface sampling during both the 1997 and 1998 programs. Bernard Kreft reportedly selectively mined 17 tons of limonite, pyrrhotite skarn material grading 1.29 oz/ton from the West Zone area and achieved a gold recovery rate of 98.3%

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Sample 97-2 consisted of weakly limonitic, strongly calcareous, weakly siliceous quartzite and gritty greywacke with trace moderately oxidized pyrite and 2% pyrrhotite. The sample returned a recovery of 62.73% after 72 hours, increasing by 3.1% over 24 hours. The head sample assayed 4.73 g/t gold.

Sample 97-3 consisted of weakly calcareous, siliceous and limonitic skarn with 15% pyrrhotite and trace strongly oxidized pyrite. The sample returned a recovery of 56.04% after 72 hours, increasing by 3.1% over 24 hours. The head sample assayed 13.49 g/t gold.

Sample 97-6 was taken from moderately to strongly calcareous, moderately silicified phyllite with 1% weakly oxidized pyrite and 3% pyrrhotite. The sample returned a recovery of 75.09% after 72 hours, increasing by 9.2% over 24 hours. The head sample assayed 4.49 g/t gold.

16.0      MINERAL RESOURCE ESTIMATION

No systematic mineral resource calculations have been completed to date, for mineralized zones on the properties. In 1998, Brownlee completed cursory “geological” resource calculations on mineralized areas of the West and East zones, to help to establish minimum exploration target criteria. The estimates were limited to the results from 1981, 1983 and 1997 campaigns, as well as trenching. The resource estimates were informal and not NI43-101 compliant, and additional drilling has since in both the West and East zones.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

17.0      INTERPRETATION AND CONCLUSIONS

Exploration on the McQuesten property has been historically focussed on exploration for silver lodes of Keno style mineralization and most recently, for skarn and vein hosted gold mineralization. On the McQuesten Block, there is widespread retrograde pyrrhotitic skarn mineralization of variable intensity, as replacements of calcareous horizons within east-west trending, shallowly dipping strata of the the Yusezyu Formation. In the western area of the block, a subvertical granitic dyke cuts the succession along an east-north east trend, and submetre dykes have been reported in other areas.

Age dating of the dyke indicates that is mid Cretaceous in age, and is probably of the same age and affinity as plutons of the Tombstone suite. The association of Tombstone intrusives to gold mineralization has been demonstrated in the McQuesten area, at the Clear Creek, Scheelite Dome and Dublin Creek deposits. Tombstone aged intrusives are also known in the Keno Hill area (Mayo Lake Batholith) and as narrow dykes on the McQuesten Property. A large airborne magnetic high overlying the western area of the McQuesten Block may be the signature of a larger pluton at depth, of similar age at depth, with the dykes representing related apophyses.

Although there is significant gold mineralization in the West Zone, within skarn horizons in the vicinity of the dyke, it is possible that the dyke may not be directly related to the skarn effect. This was first suggested by Archer and Elliot, 1982, who noted the variable distribution of gold grades within the skarn, mineralization within the dyke, and evidence of higher temperature assemblages at depth (andalucite). It is therefore possible that the metasomatic fluids related to retrograde skarn formation are related a deeper underlying pluton which is expressed a magnetic high centered over the Western part of the McQuesten Block. The dykes may be co-genetic and may have been emplaced higher in the succession and the magmatic/hydrothermal front. Alternatively, the dyke may represent the earliest stage of magmatism and may be related to the metasomatic front.

The McQuesten-Keno Hill District is an area of remarkable and diverse mineral endowment, which includes the Elsa-Keno Hill mining camp, a 23 km long x 6 km wide corridor of Ag-Pb-Zn+/- Au mineralization. There is evidence that the camp lies within a corridor of brittle deformation which extends onto the McQuesten property. This strain event may have been closely coeval with the emplacement of larger Tombstone intrusions in the area, as well as the McQuesten dyke and the interpreted deeper pluton. Most of the early brittle “vein faults” strike east-northeast, dip steeply southeast, and contain lead-zinc-silver lodes at Keno and Galena Hill, high grade silver at the Silver King Mine, and gold-arsenic-antimony-bismuth mineralization at Aurex Hill, to the south of the McQuesten map area. Murphy, 1997, noted that in the Keno area, the stockwork and en echelon arrays of the vein faults pass laterally into transverse faults, where there is potential to concentrate gold. Since local transfer zones “Transverse faults” would record much of the displacement of the brittle event, mineralization reflecting a diverse suite of elements and concentrations of gold may result.

Similar relationships between gold mineralization and these regional structural elements exist on the McQuesten property and exhibit a strong control on gold values. Trench exposures and geophysical responses in the area of the McQuesten Block indicate that the stratigraphy has been cut by early and late brittle fault zones which developed within a broad ENE corridor of brittle deformation.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Similar relationships between gold mineralization and these regional structural elements exist on the McQuesten property and exhibit a strong control on gold values. Trench exposures and geophysical responses both indicate that the stratigraphy has been cut by early and late brittle fault zones which developed within the broad ENE corridor of brittle deformation which traverses the property. Mineralization on the McQuesten property appears to be temporally related to this brittle event, and has occurred in three main stages: an early pyrrhotitic calc-silicate (skarn) mineralization followed by quartz-pyrite+/- arsenopyrite+/- galena, sphalerite veins along NE to ENE trending structures and later galena-sphalerite-siderite+/-quartz veins, breccia zones along NW trending structures. These styles of mineralization represent local different physical conditions and are often superimposed on each other and they reportedly all crosscut the West Zone dyke. The associated geochemical signatures include variants of Au-Bi-+/-W+/-As+/Te+/Sb and Ag-Pb-Zn-Au+/-As, similar to several other gold deposits associated with the reduced plutons of the Tombstone suite.

Exploration on the McQuesten property to date, has found widespread gold mineralization over a 1+ kilometre east-west trend in the West and East Zones of the western McQuesten Block. In these areas, lower grade gold mineralization is associated with multiple horizons of pyrrhotitic retrograde skarn, within which, there are narrow intervals of higher grade gold associated with the later stage quartz-pyrite+/- arsenopyrite+/- galena, sphalerite veins along NE to ENE trending structures and later galena-sphalerite-siderite+/-quartz veins, breccia zones along NW trending structures. These dilational structures appear to be kinematically related to similar brittle structures hosting silver lodes in the Elsa-Keno Hill camp and gold in quartz-arsenopyrite veins on the Aurex property to the south. The associated geochemical signatures include variants of Au-Bi-+/-W+/-As+/Te+/Sb and Ag-Pb-Zn-Au+/-As, similar to several other gold deposits associated with the reduced plutons of the Tombstone suite.

The combined results of drilling and trenching on the western McQuesten Block has determined that gold mineralization within the skarn is generally of low tenor, with local higher grade intervals mostly to these later structures. The potential in this area lies in expanding the size of the resource by further drill testing of skarn horizons along strike and in increasing the overall gold grade by definition of the higher grade gold zones within the skarn. This potential has been demonstrated by widely spaced drilling in the West Zone, where gold bearing skarn horizons proximal to later structures have returned significant results such as:

3.23 g/t Au over 21.3 metres	(RC97-03)
1.77 g/t Au over 35.3 metres	(RC97-02)
1.37 g/t gold over 36.6 metres	(MQ00-4)
3.31 g/t gold over 4.3 metres	(MQ00-4)

In summary, the McQuesten property is endowed with several of the geological, geophysical, and geochemical associations of granitic-related gold deposits of the mid Cretaceous Tombstone Suite. Local the temporal and structural associations of gold mineralization are also similar to those within the Elsa-Keno Hill camp.

The McQuesten area was subjected to a complex history of Jurassic to Cretaceous ductile fold and thrust deformation and subsequent brittle deformation related to the emplacement of Tombstone aged plutons, including the Mayo Lake pluton, the McQuesten dyke and a related (?) pluton at depth.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

In the McQuesten area, the dyke may have emanated from the deeper pluton along the ENE dilational trend. There is much debate on the temporal relationship between the dyke and the mineralizating event. During crystallization of the larger and possibly zoned pluton, a separate metasomatic fluid phase exsolved from the magma and migrated along migrated along permeable pathways such as dilation sites (including the dyke margin) and lithological contacts, generating prograde to distal skarn assemblages within chemically reactive strata.

Cooling of the pluton and possible circulation of cooler, oxygenated waters resulted in retrograde alteration of the earlier calc-silicate assemblages. On the McQuesten Block, retrograde skarn assemblages are widespread and there no relict prograde assemblages have been reporting. This suggests that the observed skarn may have formed at relatively shallow levels, possible beyond the extent of prograde assemblages. Low grade gold mineralization may have been associated with this event.

Continued brittle deformation within the east-west structural corridor formed additional EW to ENE (Vein faults) and later NNW trending dilational structures (Transverse faults) which cut all rock types, including pyrrhotitic skarn. Continued cooling of the a later phase of the zoned pluton may have exsolved an auriferous hydrothermal fluid synchronous with the development of these structures. These fluids generated the intrusion related quartz-arsenopyrite+/-gold and silver-lead-zinc+/-arsenic+/-gold mineralization within the dilational structures. Elevated gold values are associated with these zones, where they transect horizons of pyrrhotitic skarn. This may be due to the iron rich nature of the replacement mineralization and/or local remobilization of gold.

Overall, the gold mineralization on the McQuesten property exhibits strong structural control and secondary chemical control. Recent exploration has focussed on the gold potential of the skarn mineralization; however, mineralization may be more focussed on discrete structures of the brittle event and possible intersections. Therefore, there exists potential to build multiple, small zones of a higher grade gold resource from skarn zones in areas of cross-structures as well as the untested expression of the dilational structures as sheeted veins and stockworks within the brittle, more competent skarn horizon to the north.

An integrated program of soil geochemistry, ground geophysics, trenching and diamond drilling is recommended for 2005, to verify the interpreted controls on mineralization and to delineate additional higher grade traps on the property. A budget of $260, 000 is recommended

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

18.0      RECOMMENDATIONS

The results of exploration programs conducted to date give evidence that a large of a large, multistaged hydrothermal system related to gold deposition was operational in the area of the McQuesten property. The disposition of the geological, structural and mineralization features are complex; however three main gold events have been recognized: retrograde pyrrhotite skarn, quartz-pyrite-arsenopyrite veining, and siderite-galena-sphalerite+/-arsenopyrite vein/breccias.

Low grade gold mineralization is widespread throughout the McQuesten Block and the flanking Snowdrift and Aurex properties. Local zones of higher grade zones appear related to dilation zones developed at or near transverse NW and/or ENE structures. A potential gold deposit therefore would require higher grade mineralization associated with such traps, as well as a greater density of the traps within the succession. With this essential structural complexity , there is potential on the property and flanking holdings, to delineate a series of smaller deposits along the trend which may be collectively developed as has been done at the Brewery Creek Mine.

An integrated program of soil geochemistry, ground geophysics, trenching and diamond drilling is recommended for 2006, to verify the interpreted controls on mineralization and to delineate additional higher grade traps on the property. A budget of $260, 000 is recommended (Table 6). The following activities on specific target areas are proposed below.

Compilation
The following procedures are recommended, to attempt to define discrete structural traps:

  Acquisition of all available digital data, including ground and airborne geophysics
  Incorporation of existing data into and geophysical grid data into a GIS in UTM83
  Contour and/or profile geochemical and geophysical trends at appropriate scales in 3D
  Use structural trends mapped in trends and drill core to in conjunction with above
  Generate an updated set of sections and complete correlations
  Use this information to direct trench and drill hole positioning to test target areas.

Chiko Block
Overall the auger drilling procedures used during the 2000 and 2005 programs had mixed results, encountering bedrock mostly in areas of covered by colluvium and till with little success in areas covered by glaciofluvial and alluvial gravels. Therefore, future auger drilling should be limited to areas of colluvium and till.

Auger drilling in the Chiko area encountered a diverse range of bedrock lithologies similar to those of the Yusezyu Formation in the McQuesten Block, suggesting the succession is laterally continuous between these areas. The noted lithological diversity and high levels of strain in the bedrock of the Chiko area suggests the area may be similarly prospective to host both skarn and vein type mineralization, as was confirmed in one of the holes drilled during the 2005 program.

As the gold potential of this area has been largely overlooked, it is recommended that data in the public domain be reviewed and/or acquired to consider evidence for skarn and vein hosted mineralization. Airborne geophysical data in the public/private domains should be reviewed and/or obtained. Given the fertility of the trend between the McQuesten and Chiko Blocks, additional ground acquisitions should be considered.

A detailed hand auger soil sampling program in the western area of the Chiko block is recommended along 100 or 50 metre spaced north-south lines with 25 metre stations. Detailed

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

ground geophysical surveys (ground magnetics and induced polarization) would be contingent on these results and/or conducted concurrently, to further discriminate bedrock lithologies and to identify potential sulphide bearing zones of mineralization.

Hoito
No further work is recommended on the Hoito Block at this time, as the thick overburden cover would be challenging for geochemical sampling, trenching and even diamond drilling. It is recommended that data in the public domain be reviewed and/or acquired for ground flanking these holdings. Airborne geophysical data in the public/private domains should be reviewed and/or obtained. A compelling geophysical target with evidence of mineralization elsewhere in a similar setting, would be required for diamond drilling in this area.

West Zone
The controls on mineralization and location of structural traps should first be investigated as part of the updated the compilation. Further drill testing and/or trenching is recommended, of the high grade gold zone, the skarn horizons in MQ00-4, the near surface Keno style and skarn mineralization in MQ03-9, and the near surface Keno style mineralization within

The high grade skarn zone north of the dyke was high graded by B.Kreft. The mineralization has only been partially tested by drillhole RC97-03. Drillholes MQ00-4 and MQ03-9 host broad skarn intercepts of significant grade which appear to be proximal to Keno style mineralization, and may represent large scale traps within the structural corridor. Drillhole MQ03-15 also intersected a Keno style structure at shallow depths and could also be tested by trenching and drilling of the MQ03-4 mineralzation.

East Zone
Broad intercepts of anomalous gold were obtained from trenches TR98-13 and 14, at the eastern limit of the east zone. The trenches exposed a much thicker section of calcareous sediments and skarn. Drillhole 00-5 targeted this mineralization but collared in schists and continued in quartzite for over 200 metres. There is therefore structural complexity of the area and the extension of the mineralization in the trenches remain unknown. Diamond drilling and/or additional trenching is warranted.

Thompson Creek Area
The Thompson Creek is a prominent NW trending structure which appear to offset the stratigraphy in this area, as noted by an abrupt change in magnetic signatures. Evidence of arsenic anomalism to both the west and east of this structure has been found in soil, auger, and trench sample results and the high anomalism in the northern trenches may be related. This area may be along the trend of quartz-arsenopyrite-gold mineralization on the Aurex property. Detailed ground geophysics (induced polarization) may delineate the extent of this mineralization.

Regional
It is recommended that acquisition of the flanking Snowdrift ground be considered. These are currently part of the UKHM holdings which are currently under negotiation for acquisition between Alexco and the court appointed receiver of UKHM.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

17.0      REFERENCES

Archer, A.R. and Elliot, T.M, 1982:	Summary Report on the 1981 Exploration Program on the Wayne 2-6, Don 2-8 and Mary E. 1F-2F Claims, Mayo District, Yukon Territory. Report for Island Mining and Explorations Co.Ltd.

Bidwell, G, and Sharpe, R. 1996:	Report of Work, Geophysical Surveys, In-house Report, Hemlo Gold Mines Inc.

Bond, J.D., 1997:

The Glacial History and Placer Potential of the North McQuesten River (116A/1), Dublin Gulch (106D/4), and Keno Hill (105M/14) Map Areas, Mayo Mining District, Central Yukon. In: LeBarge, W.P., and Roots, C.F., (editors) 1997. Yukon Quaternary Geology, Volume 2, Exploration and Geological Services Division, Northern Affairs Program, Yukon Region, pp 30-43.

Bond, J.D., 1998:	Surficial Geology of Mount Haldane, Central Yukon, NTS 105 M/13. Exploration and Geological Services Division, Northern Affairs, Canada Geoscience Map 1998-3, 1:50,000-scale map.

Boyle, R. W., 1965:

Geology, Geochemistry, and Origin of the Lead-Zinc-Silver Deposits of the Keno Hill-Galena Hill Area, Territory, Bulletin 111, Geological Survey of Canada, Department of Mines and Technical Surveys, Canada.

Brownlee, D. J., 1998:	McQuesten Project 1998 Exploration Report, Blackfox Minerals Ltd. of Viceroy Exploration (Canada) Inc.

Brownlee, D.J. and Stammers, M., 2003:	Diamond Drilling Assessment Report on the McQuesten Property; Assessment Report for SpectrumGold Inc.

Caira, N., and Stammers, M., 2000:	Summary Report on the McQuesten Property; Confidential internal report for Newmont Exploration of Canada Ltd.

Cairnes, D. D., 1916:	Mayo Area; Geological Survey of Canada, Geological Map.

Carmichael, A. D., 1957:	United Keno Hill Mines; Structural Geology of Canadian Ore Deposits, vol 2, pp. 66-77.

DIAND, 1993:	Yukon Minfile, Sheet 105M, Exploration and Geological Services, Department of Indian and Northern Affairs, Whitehorse, Yukon.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Fingler, J., 2005:

2005 Auger Drilling Assessment Report on the McQuesten Property, Mayo Mining District, Yukon Territory, Canada. Report prepared for Alexco Resource Corp. and submitted to the Yukon government for assessment purposes.

Gooliaf, C., 1998:

Induced Polarization Survey, The McQuesten Property, Mayo Area, Yukon Territory; Internal Company Report by Amerok Geosciences Ltd., for Viceroy Resource Corporation. Submitted as part of 1998 asssessment reports.

Gordey, S.P. et al, 1993:	Memoir 428: Evolution of the Northern Cordilleran Miogeocline, Nahanni Map Area (105I), Yukon and Northwest Territories: Geological Survey of Canada

Hart, C., Baker, T., and Burke, M., 2000:

New Exploration Concepts for Country Rock Hosted, Intrusion-Related Gold Systems: Tintina Gold Belt in Yukon in The Tintina Gold Belt: Concepts, Exploration, and Discoveries Special Volume 2. BC Yukon Chamber of Mines, Cordilleran Roundup, January 2000.p145-172.

Hunt, J.A. et al, 1996:	Geological Map of Mount Haldane Area, Yukon (105M/13), Geoscience Map 1996-4, Indian and Northern Affairs Canada and Exploration and Geological Services Division, Yukon Region.

Lynch, J.V., 1989:

Hydrothermal Zoning in the Keno Hill Silver-lead-zinc Vein System: A Study in Structural Geology, Mineralogy, Fluid Inclusions, and Stable Isotope Geochemistry, Unpublished PhD Thesis, Department of Geology, University of Alberta.

McFaull, A. J., 1992:	The Geology, Geochemistry and Geophysics of the Aurex 1-36 & 51-86 Quartz Claims YB28429-YB28500 Mayo Mining District, for Aurex Exploration.

McFaull, A. J., 1993:	Report on Rotary Percussion Drilling on the Aurex Claims YB28429- YB28500, YB29366-YB29392, YB29669-YB29726, Mayo Mining District, Yukon Territory, Aurex Exploration for Yukon Revenue Mines Ltd.

McFaull, A. J., 1995:

Report on 1994 Rotary Percussion Drilling on the Aurex Claims, YB28429-YB28500, YB29366-YB29392, YB29669-YB29726, Mayo Mining District, Yukon Territory, by Aurex Exploration for Yukon Revenue Mines Limited.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

McFaull, A. J., 1997:	Summary of the 1996 Percussion Drill Program on the Aurex Claims, Mayo Mining District, Yukon Territory, for Yukon Revenue Mines Limited.

McFaull, A. J., 1995:	Report on Diamond Drill Program on the Aurex Claims, Mayo Mining District, and Yukon Territory for Yukon Revenue Mines Limited.

McTaggart, K.C., 1950:	Keno and Galena Hills, Yukon Territory (preliminary maps with marginal notes);Geological Survey of Canada. Paper 50-20

Murphy, D.C., 1997:

Bulletin 6: Geology of the McQuesten River Region, Northern McQuesten and Mayo Map Area, Yukon Territory (115P/14, 15, 16; 105M/13, 14) Indian and Northern Affairs Canada, Exploration and Geological Services Division, Yukon Region.

Murphy, D. et al, 1996:	Geology Map of the Keno Hill Area, Yukon (105M/14), Open File 1996- 5; Indian And Northern Affairs Canada, Exploration and Geological Services Division, Yukon

Roots, C.F., 1997:	Bulletin 7: Geology of the Mayo Map Area, Yukon Territory (105M), Indian and Northern Affairs Canada, Exploration and Geological Services Division, Yukon Region

Schulze, C., 1998a:	Geological and Geochemical Report on the McQuesten Project; Assessment Report submitted for Viceroy Exploration Canada Ltd., work completed May to August 1998.

Schulze, C., 1998b:	Geological and Geochemical Report on the McQuesten Project; Assessment Report submitted for Viceroy Exploration Canada Ltd. work completed October, 1998

Schulze, C., 2000:	McQuesten Project, 1999 Exploration Progress Report; Assessment Report submitted for NovaGold Resources Inc, work completed August, September 1999.

Wenyzynowski, W.A., 2000:	Assessment Report describing Geological Mapping and Geochemical Surveys on the Aurex-Sinister property. YT assessment report completed by Archer Cathro and dated Feb. 2000.

Wright, J., 2000:	Magnetic and electromagnetic survey compilation map (1:10,000); Newmont Exploration, Carlin, Nevada. Confidential internal report.

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

CERTIFICATE OF QUALIFICATIONS

I, Janice L. Fingler, of 204-2352 West Broadway Avenue in the city of Vancouver and of business address of 1409-675 West Hastings Street in the city of Vancouver, in the province of British Columbia, certify that:

1. I am an independent consulting geologist providing exploration services to the mineral exploration community.
2. I am a member in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (21566).
3. I am a graduate of the University of Manitoba with a Bachelor of Science (Honors) in Geology in 1985 and a Master of Science in Geology in 1991.
4. I have practiced my profession continuously since 1985 and have been involved in projects and evaluations exploring for gold and base metals in Canada, Mexico, South and Central America and Russia
5. As a result of my experience and qualifications, I am a Qualified Person as defined in National Policy 43-101.
6. I am independent of Alexco Resource Corporation in accordance with the application of Section 1.5 of National Instrument 43-101. I do not, indirectly or directly, hold any shares in Alexco Resource Corporation.
7. I have read National Instrument 43-101 and Form 43-101F1 and have prepared this report in compliance with same. I conducted an initial site visit of the McQuesten property on May 18th and 19th, 2005.
8. I also provided on-site supervision of the auger drilling program conducted by Alexco on the Chiko and Hoito claim blocks of the McQuesten property, from August 14th-August 26th. I reviewed and reported on the results of this program in a report entitled " 2005 Auger Drilling Assessment Report on the McQuesten Property, Mayo Mining District, Yukon Territory".

Dated at Vancouver, BC, this 7th day of November, 2005

PROFESSIONAL PROVINCE OF J. L. FINGLER BRITISH COLUMBIA GEOSCIENTIST

Janice L. Fingler, M.Sc., P.Geo

83

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Appendix 1

McQuesten Property
Drill hole Listing

NI43-101 TECHNICAL REPORT ON THE MCQUESTEN PROPERTY

Appendix 1: McQuesten Property-Historic Drillhole Listing

HOLE_ID	OPERATOR	AREA	LENGTH (metres)	AZIMUTH	DIP	Location NAD83_E	Location NAD83_N	ELEV (metres)
D83-01	Island Mining	East Zone	136.30	0	-90	467147	7083926	785
D83-02	Island Mining	East Zone	136.30	0	-90	467111	7083921	785
D83-03	Island Mining	East Zone	74.10	0	-90	467372	7083921	794
D83-04	Island Mining	East Zone	99.66	0	-90	467122	7083971	785
D83-05	Island Mining	East Zone	74.98	0	-90	467122	7084001	787
D83-06	Island Mining	East Zone	160.62	0	-90	467147	7083901	785
D83-07	Island Mining	East Zone	113.68	0	-90	467208	7083921	784
D81-01	Island Mining	West Zone	39.00	109	-46	466614	7084087	742
D81-02	Island Mining	West Zone	108.50	105	-45	466599	7084087	741
D81-03	Island Mining	West Zone	94.20	105	-55	466599	7084087	741
D81-04	Island Mining	West Zone	80.80	283	-45	466664	7084099	746
D81-05	Island Mining	West Zone	86.30	285	-45	466647	7084058	747
D81-06	Island Mining	West Zone	90.90	287	-60	466647	7084059	746
D81-07	Island Mining	West Zone	130.20	284	-45	466671	7084050	754
D81-08	Island Mining	West Zone	77.10	90	-45	466616	7084031	748
D81-09	Island Mining	West Zone	73.20	93	-45	466586	7084032	744
D81-10	Island Mining	West Zone	116.90	92	-45	466552	7084033	736
D81-11	Island Mining	West Zone	58.80	90	-47	466587	7084000	739
D81-12	Island Mining	West Zone	102.00	90	-45	466553	7083999	736
D81-13	Island Mining	West Zone	74.10	93	-45	466587	7083975	733
D81-14	Island Mining	West Zone	80.50	272	-45	466752	7084045	763
RC97-01	Eagle Plains	East Zone	21.34	0	-60	467246	7083927	788
RC97-01A	Eagle Plains	East Zone	21.34	0	-60	467246	7083942	789
RC97-02	Eagle Plains	West Zone	35.40	0	-60	466661	7084029	749
RC97-03	Eagle Plains	West Zone	30.50	0	-60	466616	7084065	746
RC97-04	Eagle Plains	West Zone	33.53	0	-60	466565	7084037	738
RC97-05	Eagle Plains	West Zone	51.90	0	-60	466497	7084027	730
RC97-06	Eagle Plains	East Zone	104.54	0	-60	467149	7083926	785
MQ00-01	NovaGold	East Zone	165.51	0	-60	467148	7083896	783
MQ00-02	NovaGold	West Zone	100.58	0	-60	466663	7084012	749
MQ00-03	NovaGold	Far East	150.88	0	-60	467930	7084021	793
MQ00-04	NovaGold	West Zone	213.36	0	-60	466664	7083905	738
MQ00-05	NovaGold	East Zone	252.98	45	-60	467325	7083904	789
MQ03-06	SpectrumGold	West Zone	21.60	0	-60	466660	7083810	752
MQ03-07	SpectrumGold	West Zone	151.49	0	-60	466562	7083958	739
MQ03-08	SpectrumGold	West Zone	228.30	0	-60	466669	7083828	752
MQ03-09	SpectrumGold	West Zone	123.75	0	-60	466763	7083962	762
MQ03-10	SpectrumGold	Central	135.64	0	-60	466863	7083944	768
MQ03-11	SpectrumGold	Central	151.50	0	-60	466963	7083910	774
MQ03-12	SpectrumGold	North	126.19	0	-60	467207	7084084	785
MQ03-13	SpectrumGold	S. of East Z.	186.50	0	-60	467318	7083691	788
MQ03-14	SpectrumGold	West Zone	200.25	0	-60	466562	7083857	735
MQ03-15	SpectrumGold	West Zone	227.68	0	-60	466762	7083878	761
MQ03-16	SpectrumGold	Central	193.55	0	-60	466960	7083809	776
MQ03-17	SpectrumGold	Central	197.21	0	-60	467060	7083858	774
MQ03-18	SpectrumGold	Far North	227.69	0	-60	466880	7084371	743
MQ03-19	SpectrumGold	Far North	223.42	0	-60	467232	7084484	754
MQ03-20	SpectrumGold	East Extn	187.76	0	-60	468031	7083625	800
MQ03-21	SpectrumGold	East Extn	151.49	0	-60	467681	7083727	790
MQ03-22	SpectrumGold	East Zone	181.97	0	-60	467151	7083810	779
MQ03-23	SpectrumGold	East Zone	154.53	0	-60	467252	7083857	786